                                                              FILE NO. 070-09585


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------

                               AMENDMENT NO. 1 TO
                        FORM U-1 APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               VECTREN CORPORATION
                              20 N.W. FOURTH STREET
                            EVANSVILLE, INDIANA 47741
   (NAME OF COMPANY FILING THIS STATEMENT AND ADDRESS OF PRINCIPAL EXECUTIVE
                                     OFFICE)

                               Niel C. Ellerbrook
                               VECTREN CORPORATION
                              20 N.W. FOURTH STREET
                            EVANSVILLE, INDIANA 47741
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

         The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

                                MICHAEL F. CUSICK
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 858-1000

                                       and

                               RONALD E. CHRISTIAN
                              Indiana Energy, Inc.
                           1630 North Meridian Street
                           Indianapolis, Indiana 46202
                                 (317) 321-0357

ITEM 1.       DESCRIPTION OF PROPOSED TRANSACTION

                                  INTRODUCTION

         Pursuant to Sections (9)(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "1935 Act" or the "Act"), Vectren Corporation, an Indiana corporation ("Vectren" or the "Applicant"), 50% of whose outstanding capital stock is owned by SIGCORP, Inc., an Indiana corporation ("SIGCORP"), and 50% of whose outstanding capital stock is owned by Indiana Energy, Inc., an Indiana corporation ("Indiana Energy"), hereby requests that the Securities and Exchange Commission (the "Commission") issue an order (i) approving the direct acquisition by Vectren of all of the issued and outstanding voting securities ("Common Stock") of SIGCORP and Indiana Energy (other than certain Common Stock to be cancelled as described in Item 1(B)(1) and (ii) granting such other authorizations as may be necessary in connection therewith.

         Vectren's proposed direct acquisition of the Common Stock of SIGCORP and the Common Stock of Indiana Energy is contemplated by the Agreement and Plan of Merger, dated as of June 11, 1999 (the "Merger Agreement"), by and among Indiana Energy, SIGCORP and Vectren. The Merger Agreement is attached hereto as Exhibit B-1. The Merger Agreement provides for, among other things, (i) the merger of each of SIGCORP and Indiana Energy with and into Vectren in accordance with the laws of Indiana (the "Merger") and (ii) Vectren continuing as the sole surviving corporation.

         SIGCORP is a holding company under the 1935 Act. It has claimed an exemption from all provisions of the 1935 Act (except for Section 9(a)(2) thereof) pursuant to Rule 2 under the 1935 Act. See SIGCORP Form U-3A-2, "Statement by Holding Company Claiming Exemption Under Rule U-2 from the Provisions of the Public Utility Holding Company Act of 1935," dated February 25, 1999, attached hereto as Exhibit G-1.

         Indiana Energy is a holding company under the 1935 Act. It has claimed an exemption from all provisions of the 1935 Act (except for Section 9(a)(2) thereof) pursuant to Rule 2 under the 1935 Act. See Indiana Energy Form U-3A-2, "Statement by Holding Company Claiming Exemption Under Rule U-2 from the Provisions of the Public Utility Holding Company Act of 1935," dated February 23, 1999, attached hereto as Exhibit G-2.

         Vectren is not currently a holding company under the 1935 Act because it does not own, control or hold with power to vote ten percent or more of the voting securities of a public-utility company. Following the consummation of the Merger, Vectren will become a holding company under the 1935 Act. Vectren will claim an exemption from all provisions of the 1935 Act (except for Section 9(a)(2) thereof) pursuant to Rule 2 under the 1935 Act immediately following the consummation of the Merger.

A.     DESCRIPTION OF PARTIES TO THE TRANSACTION

         1.       General Description.

         a. Vectren. Vectren is an Indiana corporation organized on June 10, 1999 solely for the purpose of effecting the Merger and carrying on the combined businesses of SIGCORP and Indiana Energy after the Merger. It currently does not conduct any business or own any utility assets. Upon consummation of the Merger, Vectren will become a holding company under the 1935 Act.

         b. SIGCORP. SIGCORP is a holding company incorporated on October 19, 1994 under the laws of the State of Indiana. SIGCORP is located in Evansville, Indiana. SIGCORP has eleven wholly-owned subsidiaries, including its principal subsidiary, Southern Indiana Gas and Electric Company ("SIGECO"), which is a public-utility company involved in the gas and electric utility business, and ten non-utility subsidiaries.

         SIGECO is a public-utility company incorporated on June 10, 1912 under the laws of the State of Indiana. SIGECO is located in Evansville, Indiana and is engaged in the generation, transmission, distribution and sale of electricity and the distribution and sale of natural gas in a service area covering ten counties in southwestern Indiana. For the nine months ended September 30, 1999, SIGECO had operating revenues of $185,683,040 and net income of $38,264,322. The balance sheet for SIGECO as of September 30, 1999 is set forth below:

                                     SIGECO
                UNAUDITED BALANCE SHEET AS OF SEPTEMBER 30, 1999

                                     ASSETS

                                                            9/30/99
                                                        ---------------
UTILITY PLANT
   Utility Plant in Service .....................       $ 1,286,587,506
   Completed Construction Not Classified ........            13,666,576
   Utility Plant Held for Future Use ............             2,577,611
   Construction Work in Progress ................            57,518,176
                                                        ---------------
   TOTAL UTILITY PLANT ..........................         1,360,349,869
                                                        ---------------
   LESS PROVISION FOR DEPRECIATION ..............           624,434,690
                                                        ---------------
   TOTAL UTILITY PLANT LESS PROVISIONS AT END OF
     MONTH ......................................           735,915,179
                                                        ---------------
OTHER PROPERTY AND INVESTMENTS
   Nonutility Property ..........................               693,061
   Provision for Depreciation and Amortization of
     Nonutility Property ........................               (80,059)
   Other Investments ............................               964,321
   Other Special Funds - Culley $45MM ...........               983,913
                                                        ---------------
   TOTAL OTHER PROPERTY INVESTMENTS .............             2,561,236
                                                        ---------------
CURRENT AND ACCRUED ASSETS
   Cash and Cash Equivalents ....................                83,723
   Notes Receivable .............................             6,578,761
   Working Funds ................................               242,952
   Accounts Receivable ..........................            48,331,333
   Provision for Uncollectable Accounts .........            (2,253,410)
   Materials and Supplies - Fuel ................            12,023,235
                          - Other ...............            14,905,347
   Allowance Inventory ..........................             4,217,000
   Stores Expense ...............................              (659,404)
   Gas Stored Underground - Current .............            10,201,959
   Prepayments ..................................               971,822
   Miscellaneous Current and Accrued Assets .....             7,229,801
                                                        ---------------
   TOTAL CURRENT AND ACCRUED ASSETS .............           101,873,119
                                                        ---------------
DEFERRED DEBITS
   Unamortized Debt Expense .....................             2,484,315
   Preliminary Survey and Investigation Charge ..                20,515
   Clearing Accounts ............................               776,419
   Miscellaneous Deferred Debits ................            13,248,087
   Postretirement Benefits -FAS 106 .............             1,616,650
   Demand Side Management .......................            26,006,984
   Unamortized Premium on Reacquired Debt .......             4,472,481
                                                        ---------------
   TOTAL DEFERRED DEBITS ........................            48,625,451
                                                        ---------------
   TOTAL ASSETS AND OTHER DEBITS ................       $   888,974,985
                                                        ===============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                       9/30/99
                                                                    -------------
LONG-TERM DEBT
   Bonds ....................................................       $ 303,615,000
   Notes Payable ............................................           1,000,000
   Unamortized Debt Premium and Discount - Net ..............          (1,615,924)
                                                                    -------------
   TOTAL LONG-TERM DEBT .....................................         302,999,076
                                                                    -------------
   TOTAL CAPITALIZATION .....................................         655,932,638
                                                                    -------------
OTHER NONCURRENT LIABILITIES
   Accumulated Provision for Injuries and Damages ...........             987,917
                                                                    -------------
   TOTAL OTHER NONCURRENT LIABILITIES .......................             987,917
                                                                    -------------
CURRENT AND ACCRUED LIABILITIES
   Notes Payable ............................................          21,413,589
   Accounts Payable .........................................          20,594,772
   Customer Deposits ........................................           1,434,100
   Taxes Accrued ............................................           5,823,316
   Interest Accrued .........................................           5,541,233
   Dividends Declared .......................................             117,215
   Tax Collections Payable ..................................             902,502
   Miscellaneous Current and Accrued Liabilities                       23,906,987
                                                                    -------------
   TOTAL CURRENT AND ACCRUED LIABILITIES ....................          79,733,714
                                                                    -------------
DEFERRED CREDITS
   Customer Advances for Construction .......................             818,266
   Other Deferred Credits ...................................           1,020,245
   Postretirement Benefits -FAS 106 .........................          13,996,001
   Investment Tax Credit - Net ..............................          17,729,590
                                                                    -------------
   TOTAL DEFERRED CREDITS ...................................          33,564,102
                                                                    -------------
ACCUMULATED DEFERRED INCOME TAXES
   Accelerated Amortization .................................                 (80)
   Liberalized Depreciation and Other .......................         118,756,694
                                                                    -------------
   TOTAL ACCUMULATED DEFERRED INCOME TAXES ..................         118,756,614
                                                                    -------------

COMMON SHAREHOLDERS' EQUITY
   Common Stock, No Par 23,630,568 Shares Issued ............          78,258,390
                                                                    -------------
   Retained Earnings: (2)
   First of Year ............................................         241,923,869
   Current Year - Net Income ................................          38,264,322
                                                                    -------------
       Balance ..............................................         280,188,191
       Dividends - Common ...................................          23,476,440
       Dividends - Preferred ................................             808,827
       Stock Option Cost ....................................             508,952
                                                                    -------------
   End of Month .............................................         255,393,972
                                                                    -------------
   TOTAL COMMON SHAREHOLDERS' EQUITY ........................         333,652,362
                                                                    -------------
PREFERRED STOCK Cumulative, $100 Par:

   4.8% Series - 85,895 Shares Issued .......................           8,589,500
   4.75% Series -  25,000 Shares Issued .....................           2,500,000
   6.50% Series 75,000 Shares Issued ........................           7,500,000
   Cumulative, Special, No Par 8-1/2% Series -
     6,917 Shares Issued ....................................             691,700
                                                                    -------------
   TOTAL PREFERRED STOCK ....................................          19,281,200
                                                                    -------------
TOTAL LIABILITIES AND OTHER CREDITS .........................       $ 888,974,985
                                                                    =============

         SIGECO owns approximately 33% of the outstanding common stock of Community Natural Gas Company, Inc. ("Community"), a small Indiana gas distribution public-utility company with offices in Mt. Carmel, Illinois.

         In addition to SIGECO, SIGCORP has several other subsidiaries. They include the following:

         (i) Southern Indiana Properties, Inc., formed in 1986, which invests in real estate and equipment, real estate partnerships and joint ventures and other financial and business arrangements. For the nine months ended September 30, 1999, Southern Indiana Properties, Inc. had operating revenues of $5,560,196 and net income of $3,028,584. The balance sheet for Southern Indiana Properties, Inc. as of September 30, 1999 is set forth below:

                        SOUTHERN INDIANA PROPERTIES, INC.
          UNAUDITED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 1999

                                     ASSETS

                                                                    9/30/99
                                                                 -------------
CURRENT ASSETS ........................................          $  12,707,301
NON-CURRENT INVESTMENTS ...............................            128,305,009
                                                                 -------------
FIXED ASSETS
   Buildings ..........................................              2,690,182
   Furniture & Fixtures ...............................                 26,090
   Machinery & Equipment ..............................                 95,585
   Leasehold Improvements .............................                 67,275
   Land ...............................................                898,683
   Land Improvements ..................................                170,981
   Accumulated Depreciation ...........................               (989,534)
                                                                 -------------
   TOTAL FIXED ASSETS .................................              2,959,262
                                                                 -------------
OTHER ASSETS
   Cash Value Life Insurance ..........................                 84,546
   Deposits ...........................................                     75
   Loan Acquisition Costs .............................                416,233
                                                                 -------------
   TOTAL OTHER ASSETS .................................                500,854
                                                                 -------------
   TOTAL ASSETS .......................................          $ 144,472,426
                                                                 =============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                    9/30/99
                                                                 -------------
CURRENT LIABILITIES ......................................       $   2,099,597
OTHER LIABILITIES ........................................         116,426,585
                                                                 -------------
   TOTAL LIABILITIES .....................................         118,526,182
                                                                 -------------
STOCKHOLDERS' EQUITY
   Common Stock ..........................................           1,000,000
   Paid in Capital .......................................          24,900,000
   Retained Earnings-Unappr ..............................          30,909,660
   Ytd Net Income ........................................           3,028,584
   Dividends Paid ........................................         (33,892,000)
                                                                 -------------
   TOTAL STOCKHOLDERS EQUITY .............................          25,946,244
                                                                 -------------
   TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY ................................       $ 144,472,426
                                                                 =============

         (ii) Energy Systems Group, Inc., incorporated in 1994, has a one-third ownership interest in Energy Systems Group, LLC, an energy-related performance contracting firm serving industrial and commercial customers. For the nine months ended September 30, 1999, Energy Systems Group, Inc. had no operating revenues and net income of $370,393. The balance sheet for Energy Systems Group, Inc. as of September 30, 1999 is set forth below:

                            ENERGY SYSTEMS GROUP INC.
                UNAUDITED BALANCE SHEET AS OF SEPTEMBER 30, 1999

                                     ASSETS

                                                                   9/30/99
                                                                 ----------
CURRENT ASSETS
   Cash & Cash Equivalents ...............................       $  677,586
   Investment in LLC .....................................        1,557,129
   Other Receivables .....................................              391
                                                                 ----------
   TOTAL CURRENT ASSETS ..................................        2,235,106
                                                                 ----------
FIXED ASSETS
   TOTAL FIXED ASSETS ....................................                0
                                                                 ----------
   TOTAL ASSETS ..........................................       $2,235,106
                                                                 ==========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                   9/30/99
                                                                 -----------
CURRENT LIABILITIES
   Accounts Payable ......................................       $       175
   Payroll & Other Taxes Payable .........................           111,584
   Income Taxes Payable ..................................          (197,856)
                                                                 -----------
   TOTAL CURRENT LIABILITIES .............................           (86,097)
                                                                 -----------
LONG TERM LIABILITIES
   L.T. Energy Guarantee Reserve .........................           191,908
                                                                 -----------
   TOTAL LONG-TERM LIABILITIES ...........................           191,908
                                                                 -----------
   TOTAL LIABILITIES .....................................           105,811
                                                                 -----------
EQUITY
   Capital Stock .........................................             1,000
   Additional Paid-In Capital ............................           499,000
   Retained Earnings-Prior ...............................         2,133,488
   Dividends .............................................        (1,263,079)
                                                                 -----------
   RETAINED EARNINGS-CURRENT YEAR ........................           758,886
                                                                 -----------
   TOTAL EQUITY ..........................................         2,129,295
                                                                 -----------
   TOTAL LIABILITIES AND EQUITY ..........................       $ 2,235,106
                                                                 ===========

         (iii) Southern Indiana Minerals, Inc., incorporated in 1994 to process and market coal combustion by-products. For the nine months ended September 30, 1999, Southern Indiana Minerals, Inc. had operating revenues of $18,704 and a net loss of $616,332. The balance sheet for Southern Indiana Minerals, Inc. as of September 30, 1999 is set forth below:

                         SOUTHERN INDIANA MINERALS, INC.
                UNAUDITED BALANCE SHEET AS OF SEPTEMBER 30, 1999

                                     ASSETS

                                                                   9/30/99
                                                                 -----------
   CURRENT ASSETS ........................................           307,976
                                                                 -----------
   OTHER ASSETS ..........................................           387,476
                                                                 -----------
   Property and Equipment ................................           598,612
   Less Accumulated Depreciation .........................          (172,979)
                                                                 -----------
   NET PROPERTY AND EQUIPMENT ............................           425,633
                                                                 -----------
   TOTAL ASSETS ..........................................       $ 1,121,085
                                                                 ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                   9/30/99
                                                                 -----------
   CURRENT LIABILITIES ...................................       $ 1,077,511
                                                                 -----------
   TOTAL LIABILITIES .....................................         1,077,511
                                                                 -----------
SHAREHOLDERS' EQUITY
   Capital Stock .........................................         4,166,500
   Retained Earnings .....................................        (4,122,926)
                                                                 -----------
   TOTAL SHAREHOLDERS' EQUITY ............................            43,574
                                                                 -----------
   TOTAL LIABILITIES AND SHAREHOLDERS'
     EQUITY ..............................................       $ 1,121,085
                                                                 ===========

         (iv) SIGCORP Energy Services, Inc., which was formed in 1996 as an energy marketer and currently provides natural gas, pipeline management and other natural gas-related services. For the nine months ended September 30, 1999, SIGCORP Energy Services, Inc. had no operating revenues and net income of $39,336. The balance sheet for SIGCORP Energy Services, Inc. as of September 30, 1999 is set forth below:

                             SIGCORP ENERGY SERVICES
                UNAUDITED BALANCE SHEET AS OF SEPTEMBER 30, 1999

                                     ASSETS

                                                                  9/30/99
                                                                 ----------
CURRENT ASSETS
   Cash ..................................................       $   21,168
   Prepaid Expenses ......................................                0
                                                                 ----------
   TOTAL CURRENT ASSETS ..................................           21,168
                                                                 ----------
PROPERTY AND EQUIPMENT
   Net Property and Equipment ............................                0
                                                                 ----------
OTHER ASSETS
   Investment in Subsidiaries ............................        1,973,399
                                                                 ----------
   TOTAL OTHER ASSETS ....................................        1,973,399
                                                                 ----------
   TOTAL ASSETS ..........................................       $1,994,567
                                                                 ==========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                  9/30/99
                                                                 ----------
CURRENT LIABILITIES
   Accounts Payable .......................................      $      370
   Intercompany Payable ...................................         963,989
                                                                 ----------
   TOTAL CURRENT LIABILITIES ..............................         964,359
                                                                 ----------
   TOTAL LIABILITIES ......................................         964,359
                                                                 ----------
SHAREHOLDERS' EQUITY
   Capital Stock ..........................................          91,500
   Retained Earnings ......................................         938,708
                                                                 ----------
   TOTAL SHAREHOLDERS' EQUITY .............................       1,030,208
                                                                 ----------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $1,994,567
                                                                 ==========

         (v) SIGCORP Capital, Inc., incorporated in 1996, which is the primary financing vehicle for SIGCORP's non-regulated subsidiaries. For the nine months ended September 30, 1999, SIGCORP Capital, Inc. had no operating revenues and net income of $22,275. The balance sheet for SIGCORP Capital, Inc. as of September 30, 1999 is set forth below:

                              SIGCORP CAPITAL, INC.
                UNAUDITED BALANCE SHEET AS OF SEPTEMBER 30, 1999

                                     ASSETS

                                                                    9/30/99
                                                                 -----------
   Cash-Civitas ..........................................       $     5,000
   Intercompany Rec ......................................        94,451,770
   Intercompany Interest Rec .............................           811,444
   Loan Receivable-EMC ...................................           271,562
   Interest Receivable-EMC ...............................             7,342
   Investment in SES LLC .................................            28,902
   Inv. in SFI Coal Sales LLC ............................             1,819
                                                                 -----------
   TOTAL ASSETS ..........................................       $95,577,839
                                                                 ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                   9/30/99
                                                                 -----------
   Accounts Payable ......................................       $     1,690
   Checks Written in Excess of Deposits ..................                 0
   N/P-Civitas ...........................................        17,676,750
   N/P-Civitas Bridge Loan ...............................        26,900,000
   N/P-Bank One ..........................................        15,000,000
   N/P Met Life ..........................................        35,000,000
   Demand Deposits Payable ...............................            36,000
   Demand Deposits Int. Payable ..........................             4,087
   Accrued Interest ......................................           860,223
   Accrued Expenses ......................................               183
   Gross Receipts Tax Payable ............................                10
                                                                 -----------
   TOTAL LIABILITIES .....................................        95,478,943
                                                                 ===========
SHAREHOLDERS EQUITY
   Capital Stock .........................................            10,000
   Retained Earnings .....................................            88,896
                                                                 -----------
   TOTAL SHAREHOLDERS' EQUITY ............................            98,896
                                                                 -----------
   TOTAL LIABILITIES AND SHAREHOLDERS'
     EQUITY ..............................................       $95,577,839
                                                                 ===========

         (vi) SIGCORP Fuels, Inc., incorporated in 1996 to own and operate coal mining properties and to provide coal and related services to SIGCORP and other customers. For the nine months ended September 30, 1999, SIGCORP Fuels, Inc. had operating revenues of $1,333,670 and net income of $1,068,390. The balance sheet for SIGCORP Fuels, Inc. as of September 30, 1999 is set forth below:

                               SIGCORP FUELS, INC.
                UNAUDITED BALANCE SHEET AS OF SEPTEMBER 30, 1999

                                     ASSETS

                                                                   9/30/99
                                                                 -----------
CURRENT ASSETS
   Cash ..................................................       $     2,638
   Deposits ..............................................             1,371
   Accounts Receivable ...................................         1,186,147
   Prepaid Expenses ......................................               136
   Prepaid Insurance .....................................             2,940
                                                                 -----------
   TOTAL CURRENT ASSETS ..................................         1,193,232
                                                                 -----------
OTHER ASSETS
   Investment in Subsidiaries ............................         2,039,296
   Investment in Prosperity Mine .........................         3,508,671
                                                                 -----------
   TOTAL OTHER ASSETS ....................................         5,547,967
                                                                 -----------
PROPERTY AND EQUIPMENT
   Total Property and Equipment ..........................            94,819
   Less Accumulated Depreciation .........................           (16,254)
                                                                 -----------
   NET PROPERTY AND EQUIPMENT ............................            78,565
                                                                 -----------
   TOTAL ASSETS ..........................................       $ 6,819,764
                                                                 ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                  9/30/99
                                                                 ----------
LIABILITIES
CURRENT LIABILITIES
   Current Portion .......................................       $   20,811
   Accounts Payable ......................................          133,915
   Accrued Taxes .........................................            6,573
   Accrued Expenses ......................................          139,668
   Employee Benefit Payable ..............................              473
   Intercompany Payable ..................................        5,429,974
                                                                 ----------
   TOTAL CURRENT LIABILITIES .............................        5,731,414
                                                                 ----------
   LONG TERM DEBT ........................................           25,549
                                                                 ----------
   TOTAL LIABILITIES .....................................        5,756,963
                                                                 ----------
SHAREHOLDERS' EQUITY
   Capital Stock .........................................            1,000
   Retain Earnings .......................................        1,061,801
                                                                 ----------
   TOTAL SHAREHOLDERS' EQUITY ............................        1,062,801
                                                                 ----------
   TOTAL LIABILITIES AND SHAREHOLDERS'
     EQUITY ..............................................       $6,819,764
                                                                 ==========

         (vii) SIGCORP Power Marketing, Inc., formed in 1996 to purchase power for SIGECO and to market power for SIGECO. This company is not currently active.

         (viii) SIGCORP Communications Services, Inc., incorporated in 1997, was formed to undertake communications-related strategic initiatives. For the nine months ended September 30, 1999, SIGCORP Communications Services, Inc. had an operating loss of $38,953 and a net loss of $63,318. The balance sheet for SIGCORP Communications Services, Inc. as of September 30, 1999 is set forth below:

                      SIGCORP COMMUNICATIONS SERVICES, INC.
                UNAUDITED BALANCE SHEET AS OF SEPTEMBER 30, 1999

                                     ASSETS

                                                                   9/30/99
                                                                 -----------
CURRENT ASSETS ...........................................       $ 5,360,642
                                                                 -----------
PROPERTY AND EQUIPMENT
   Total Property and Equipment ..........................           561,292
   Less Accumulated Depreciation
     and Amortization ....................................           (70,895)
                                                                 -----------
   NET PROPERTY AND EQUIPMENT ............................           490,397
                                                                 -----------
OTHER ASSETS

   Organization Costs ....................................             4,376
   Less Accumulated Amortization .........................            (3,481)
                                                                 -----------
   NET OTHER ASSETS ......................................               895
                                                                 -----------
   TOTAL ASSETS ..........................................       $ 5,851,934
                                                                 ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                   9/30/99
                                                                 -----------
   Total Current Liabilities .............................       $ 5,450,135
   Long-Term Debt ........................................            39,582
                                                                 -----------
   TOTAL LIABILITIES .....................................         5,489,717
                                                                 -----------
SHAREHOLDERS' EQUITY
   Capital Stock .........................................           501,000
   Retained Earnings .....................................          (138,783)
                                                                 -----------
   TOTAL SHAREHOLDERS' EQUITY ............................           362,217
                                                                 -----------
   TOTAL LIABILITIES AND
     SHAREHOLDERS' EQUITY ................................       $ 5,851,934
                                                                 ===========

         (ix) SIGECO Advanced Communications, Inc., incorporated in 1998, holds SIGCORP's investment in SIGECOM, LLC and Utilicom Networks, Inc. It is a joint venture between Advanced Communications, Inc. and Utilicom Networks, Inc. to provide and to market enhanced communications services over a high-capacity fiber-optic network in SIGECO's service territory. For the nine months ended September 30, 1999, SIGCORP Advanced Communications, Inc. had an operating loss of $126,216 and net income of $107,589. The balance sheet for SIGCORP Advanced Communications, Inc. as of September 30, 1999 is set forth below:

                      SIGCORP ADVANCED COMMUNICATIONS, INC.
                UNAUDITED BALANCE SHEET AS OF SEPTEMBER 30, 1999

                                     ASSETS

                                                                    9/30/99
                                                                 -----------
CURRENT ASSETS
   Cash ..................................................       $     6,935
   Accts Rec - Utilicom Networks .........................           624,000
   Note Receivable - Utillicom Net .......................         6,500,000
   Prepaid Insurance .....................................               355
                                                                 -----------
   TOTAL CURRENT ASSETS ..................................         7,131,290
                                                                 -----------
OTHER ASSETS
   Investment in Sigecom LLC (Preferred
     Stock) ..............................................        10,750,050
   Investment in Utilicom Networks,
     Inc. (Common Stock) .................................         1,000,000
                                                                 -----------
   TOTAL OTHER ASSETS ....................................        11,750,050
                                                                 -----------
PROPERTY AND EQUIPMENT
   Total Property and Equipment ..........................             6,511
   Less Accumulated Depreciation .........................               852
                                                                 -----------
   NET PROPERTY AND EQUIPMENT ............................             5,659
                                                                 -----------
   TOTAL ASSETS ..........................................       $18,886,999
                                                                 ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                   9/30/99
                                                                 -----------
CURRENT LIABILITIES
   Accounts Payable ......................................       $     5,383
   Intercompany Payable ..................................         6,928,172
   Accrued Taxes .........................................             2,752
   Employee Benefits Payable .............................               909
                                                                 -----------
   TOTAL CURRENT LIABILITIES .............................         6,937,216
                                                                 -----------
   TOTAL LIABILITIES .....................................         6,937,216
                                                                 -----------
SHAREHOLDERS' EQUITY
   Capital Stock .........................................        11,855,050
   Retained Earnings .....................................            94,733
                                                                 -----------
   TOTAL SHAREHOLDERS' EQUITY ............................        11,949,783
                                                                 -----------
   TOTAL LIABILITIES AND SHAREHOLDERS'
     EQUITY ..............................................       $18,886,999
                                                                 ===========

         (x) SIGCORP Environmental Services, Inc., formed in 1998, holds SIGCORP's investment in Air Quality Services, a joint venture created to provide air quality monitoring and testing services to industry and utilities. For the nine months ended September 30, 1999, SIGCORP Communications Services, Inc. had an operating loss of $12,186 and a net loss of $86,774. The balance sheet for SIGCORP Communications Services, Inc. as of September 30, 1999 is set forth below:

                      SIGCORP ENVIRONMENTAL SERVICES, INC.
                UNAUDITED BALANCE SHEET AS OF SEPTEMBER 30, 1999

                                     ASSETS

                                                                   9/30/99
                                                                 -----------
CURRENT ASSETS
   Cash-Civitas ..........................................       $     4,837
   Intercompany Receivable ...............................            44,388
                                                                 -----------
   TOTAL CURRENT ASSETS ..................................            49,225
                                                                 -----------
OTHER ASSETS
   Investment in Air Quality Serv ........................           155,944
                                                                 -----------
   TOTAL OTHER ASSETS ....................................           155,944
                                                                 -----------
   TOTAL ASSETS ..........................................       $   205,169
                                                                 ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                   9/30/99
                                                                 -----------
LIABILITIES
CURRENT LIABILITIES
   Accounts Payable ......................................       $       370
   Total Current Liabilities .............................               370
                                                                 -----------
   Total Liabilities .....................................               370
SHAREHOLDERS' EQUITY
   Capital Stock .........................................               510
   Additional Paid in Capital ............................           291,064
   Retained Earnings .....................................           (86,775)
                                                                 -----------
   TOTAL SHAREHOLDERS' EQUITY ............................           204,799
                                                                 -----------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ............       $   205,169
                                                                 ===========

         c. Indiana Energy. Indiana Energy is a holding company with subsidiaries and affiliates engaged in natural gas distribution, gas portfolio administrative services and marketing of natural gas, electric power and related services and services and products unrelated to energy. It was incorporated under the laws of the State of Indiana on October 24, 1985. Indiana Energy has four wholly-owned direct subsidiaries, including its principal subsidiary, Indiana Gas Company, Inc. ("Indiana Gas"), and three non-regulated subsidiaries, IEI Services, LLC, IEI Capital Corp. and IEI Investments, Inc.

         Indiana Gas is a public-utility company engaged in the business of providing gas utility service in the State of Indiana. Indiana Gas is also a holding company because it owns all of the voting securities of public-utility companies, Richmond Gas Corporation ("Richmond Gas") and Terre Haute Gas Corporation ("Terre Haute"). While Richmond Gas and Terre Haute technically exist as separate corporate entities, in accordance with an order issued by the Indiana Utility Regulatory Commission (the "IURC"), Indiana Gas, Richmond Gas and Terre Haute have combined their operations for all purposes and are transacting business under the name of "Indiana Gas Company, Inc." Pursuant to that order, accounting records and financial reports are maintained and presented on a consolidated basis. For purposes of this Application/

Declaration, any reference to Indiana Gas will, in effect, be inclusive of the separate corporate entities of Richmond Gas and Terre Haute.

         For the nine months ended September 30, 1999, Indiana Gas had operating revenues of approximately $419,061,000 and net income of approximately $31,377,000. The balance sheet for Indiana Gas as of September 30, 1999 is set forth below:

                            INDIANA GAS COMPANY, INC.
                     BALANCE SHEET AS OF SEPTEMBER 30, 1999
                             (AMOUNTS IN THOUSANDS)

                                     ASSETS

                                                                    9/30/99
                                                                 -----------
CURRENT ASSETS:
   Cash and Cash Equivalents .............................       $        14
   Accounts Receivable, Less Reserves ....................            16,702
   Accounts Receivable From Affiliated
     Companies ...........................................             1,014
   Accrued Unbilled Revenues .............................             8,136
   Materials and Supplies - At Average Cost ..............               237
   Liquefied Petroleum Gas - At Average Cost .............               810
   Gas in Underground Storage - At Last-In,
     First-Out Cost ......................................             9,501
   Recoverable Gas Costs .................................                --
   Prepayments ...........................................            36,300
   Other Current Assets ..................................             1,088
                                                                 -----------
                                                                      73,802

UTILITY PLANT:
   Original Cost .........................................           990,780
   Less - Accumulated Depreciation and
     Amortization ........................................           398,912
                                                                 -----------
                                                                     591,868

   NONUTILITY PLANT AND OTHER INVESTMENTS -
     NET .................................................                --
                                                                 -----------
DEFERRED CHARGES:
   Regulatory Income Tax Asset ...........................             2,741
   Unamortized Debt Discount and Expense .................            11,954
   Environmental Costs ...................................                --
   Other .................................................             2,159
                                                                 -----------
                                                                      16,854

   TOTAL ASSETS ..........................................       $   682,524
                                                                 ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                   9/30/99
                                                                 -----------
CURRENT LIABILITIES:
   Maturities and Sinking Fund Requirements of
     Long-Term Debt ......................................       $        --
   Notes Payable .........................................            68,621
   Accounts Payable ......................................            24,297
   Accounts Payable To Affiliated Companies ..............             8,784
   Refundable Gas Costs ..................................            11,192
   Dividends Payable .....................................                --
   Customer Deposits and Advance Payments ................            14,713
   Accrued Taxes .........................................            12,471
   Accrued Interest ......................................             1,173
   Other Current Liabilities .............................            13,398
                                                                 -----------
                                                                     154,649

DEFERRED CREDITS:
   Deferred Income Taxes .................................            60,931
   Accrued Postretirement Benefits Other Than
     Pensions ............................................            27,868
   Unamortized Investment Tax Credit .....................             8,383
   Regulatory Income Tax Liability .......................                --
   Customer Advances For Construction ....................             1,950
   Other .................................................             3,468
                                                                 -----------
                                                                     102,600

CAPITALIZATION:
   Common Stock ..........................................           142,995
   Retained Earnings .....................................           100,431
                                                                 -----------
     Common Shareholder's Equity .........................           243,426
   Long-Term Debt ........................................           181,849
                                                                 -----------
                                                                     425,275

   TOTAL EQUITY AND LIABILITIES ..........................       $   682,524
                                                                 ===========

         Indiana Energy has three other wholly-owned direct subsidiaries. They include the following:

         (i) IEI Services, LLC provides support services to Indiana Energy and its subsidiaries. Those services include information technology, financial services, human resources support and building and fleet services. For the nine months ended September 30, 1999, IEI Services, LLC had operating revenues of approximately $7,316,000 and net income of approximately $6,480,000. The balance sheet for IEI Services, LLC as of September 30, 1999 is set forth below:

                                IEI SERVICES, LLC
                     BALANCE SHEET AS OF SEPTEMBER 30, 1999
                             (AMOUNTS IN THOUSANDS)

                                     ASSETS

                                                                    9/30/99
                                                                -----------
CURRENT ASSETS
   Cash ..................................................       $      (121)
   A/R - Less Reserves ...................................               115
   A/R - Affiliated Companies ............................             4,005
   Materials and Supplies ................................                --
   Prepayments ...........................................              (341)
                                                                 -----------
                                                                       3,658
                                                                 -----------
   Deferred Charges ......................................               650
                                                                 -----------
PROPERTY, PLANT & EQUIPMENT
   Original Cost .........................................            63,005
   Less:  Accumulated Depreciation .......................            18,421
                                                                 -----------
                                                                      44,584
                                                                 -----------
   TOTAL ASSETS ..........................................       $    48,892
                                                                 ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                   9/30/99
                                                                 -----------
CURRENT LIABILITIES
   Notes Payable to Affiliates ...........................       $    11,625
   A/P ...................................................             1,150
   A/P - Affiliated Companies ............................               266
   Accrued Taxes .........................................               316
   Accrued Interest - Affiliated Companies ...............                31
   Other Current Liabilities .............................             1,418
   Accrued Postretirement Benefits .......................               267
                                                                 -----------
                                                                      15,073
                                                                 -----------
   Deferred Credits ......................................                65
   Owners Equity .........................................            33,754
                                                                 -----------
   TOTAL LIABILITIES AND EQUITY ..........................       $    48,892
                                                                 ===========

         (ii) IEI Capital Corp. was formed to carry out the financing activities of Indiana Energy and its non-regulated subsidiaries. For the nine months ended September 30, 1999, IEI Capital Corp. had operating revenues of approximately $813,000 and a net loss of approximately $37,000. The balance sheet for IEI Capital Corp. as of September 30, 1999 is set forth below:

                             IEI CAPITAL CORPORATION
                     BALANCE SHEET AS OF SEPTEMBER 30, 1999
                             (AMOUNTS IN THOUSANDS)

                                     ASSETS

                                                                    9/30/99
                                                                 -----------
   Cash ..................................................       $      (452)
   A/R - Less Reserves ...................................                --
   A/R - Affiliated Companies ............................                 5
   Accrued Interest Receivable -
     Affiliated Companies ................................                52
   Notes Receivable - Affiliated Companies                            19,475
   Deferred Charges ......................................                --
                                                                 -----------
   TOTAL ASSETS ..........................................       $    19,080
                                                                 ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                   9/30/99
                                                                 -----------
Notes Payable ............................................       $    17,900
Notes Payable - Affiliated Companies .....................             1,177
A/P ......................................................                --
A/P - Affiliated Companies ...............................                 1
Accrued Interest .........................................                (3)
Accrued Interest - Affiliated Companies ..................                 2
Accrued Taxes ............................................                --
Retained Earnings ........................................                 2
Owners Equity ............................................                 1
                                                                 -----------
TOTAL LIABILITY AND EQUITY ...............................       $    19,080
                                                                 ===========

         (iii) IEI Investments, Inc. was formed for the purpose of grouping and controlling Indiana Energy's non-regulated businesses and investments therein and to separate them from regulated businesses. It has three wholly-owned subsidiaries, IGC Energy, Inc., Energy Realty, Inc. and Energy Financial Group, Inc. IGC Energy owns a 50% interest in ProLiance Energy, LLC ("ProLiance"), a firm that provides Indiana Gas with its natural gas supply and related services. ProLiance is also a provider of energy services to other customers, including utilities. IEI Investments is committed to invest in a minority interest in Haddington Energy Partners, L.P., a firm that will participate in the financing of six to eight projects, including natural gas gathering and storage and electric power generation. IEI Investments also holds interests in companies that are engaged in materials management, underground facilities locating and facilities construction, debt collection, and other non-jurisdictional activities. For the nine months ended September 30, 1999, IEI Investments, Inc. and its subsidiary companies on a consolidated basis had operating revenues of approximately $1,824,000 and net income of approximately $6,551,000. The balance sheet for IEI Investments, Inc. and its subsidiary companies as of September 30, 1999 is set forth below:

                 IEI INVESTMENTS, INC. AND SUBSIDIARY COMPANIES
               CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 1999
                             (AMOUNTS IN THOUSANDS)

                                     ASSETS

                                                                   9/30/99
                                                                 -----------
FIXED ASSETS
   Original Cost .........................................       $       281
   Less - Accumulated Depreciation .......................                54
                                                                 -----------
                                                                         227
                                                                 -----------
   Investment in Unconsolidated Affiliates                            44,658
                                                                 -----------
CURRENT ASSETS
   Cash and Cash Equivalents .............................               324
   Notes Receivable From Affiliates ......................             1,477
   Accounts Receivable, Less Reserves ....................                70
   Accounts Receivable From Affiliated
     Companies ...........................................               925
   Interest Receivable From Affiliates ...................                 2
   Inventory .............................................                --
   Prepayments ...........................................                (3)
   Other Current Assets ..................................               125
                                                                 -----------
                                                                       2,920
                                                                 -----------
DEFERRED CHARGES
   Unamortized debt discount and expense .................                --
   Other .................................................             1,110
                                                                 -----------
                                                                       1,110
                                                                 -----------
   TOTAL ASSETS ..........................................       $    48,915
                                                                 ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                    9/30/99
                                                                 -----------
CURRENT LIABILITIES
   Maturities On Long-Term Debt ..........................       $       180
   Notes Payable To Affiliates ...........................             4,750
   Accounts Payable ......................................               226
   Accounts Payable To Affiliated
     Companies ...........................................             1,007
   Accrued Taxes .........................................                68
   Accrued Interest ......................................                12
   Interest Payable To Affiliated
     Companies ...........................................                 4
   Other Current Liabilities .............................             6,813
                                                                 -----------
                                                                      13,060
                                                                 -----------
DEFERRED CREDITS AND OTHER LIABILITIES
   Miscellaneous Deferred Credits ........................               317
   Accrued Postretirement Benefits .......................                 8
                                                                 -----------
                                                                         325
                                                                 -----------
CAPITALIZATION
   Common Stock - Without Par Value ......................                 1
   Paid-In Capital .......................................             4,179
   Retained Earnings .....................................            30,016
                                                                 -----------
     Common Shareholder's Equity .........................            34,196
   Long-Term Debt ........................................             1,334
                                                                 -----------
                                                                      35,530
                                                                 -----------
   TOTAL SHAREHOLDERS' EQUITY AND
     LIABILITIES .........................................       $    48,915
                                                                 ===========

         2.       Description of Utility Operations.

         a. Vectren. Currently, Vectren does not own any utility properties or perform any utility operations.

         b. SIGECO. SIGECO's electric distribution service at retail is supplied to customers in Evansville and 74 other cities, town and communities, as well as adjacent rural areas. SIGECO provides wholesale electric service to an additional eight communities. As of September 30, 1999, SIGECO served 125,546 retail electric customers. It is a party to an interconnection agreement under which it provides firm power to the City of Jasper, Indiana. It also has an agreement with Hoosier Energy Rural Electric Cooperative, Inc. ("Hoosier Energy") for the sale of firm peaking power to Hoosier Energy during the annual winter heating season (November 15 - March 15). The contract with Hoosier Energy expires on March 15, 2000.

         SIGECO is a member of the East Central Area Reliability Group ("ECAR") under an agreement that obligates it to maintain a spinning reserve margin. SIGECO is interconnected with Louisville Gas and Electric Co., Cinergy Services, Inc., Indianapolis Power & Light Co., Hoosier Energy, Big Rivers Electric Corporation, Wabash Valley Power Association and the City of Jasper. Its 1998 peak load was 1,140,800kW.

         As of September 30, 1999, SIGECO supplied natural gas service to 107,268 customers in Evansville and 64 other nearby communities and their environs.

         The principal generating facilities of SIGECO include the Culley Station with 406,000 kW of capacity and Warrick Unit No. 4 with 135,000 kW of capacity, both located in Warrick County near Yankeetown, Indiana; and the A. B. Brown Station with 500,000 kW of capacity, located in Posey County about eight miles east of Mt. Vernon, Indiana. These facilities include six coal-fired generating units and have a combined generating capacity of 1,041,000 kW.

         SIGECO's Broadway Gas Turbine Units, with a capacity of 115,000 kW, are located in Evansville, Vanderburgh County, Indiana. This generating facility is equipped to burn oil and/or natural gas. These units generally are used only for reserve, peaking or emergency purposes due to the higher unit cost per kilowatt hour of generation when using oil or gas as fuel.

         SIGECO's Brown Gas Turbine I, with capacity of 80,000 kW, is located at the A. B. Brown Station. The unit is fueled by natural gas, although fuel oil can also be used if gas is unavailable. The main function of the gas turbine is to generate adequate power during times of peak demand. However, it is also used to assist in maintaining voltage support on the west end of the system, and can be used to "black start" the Brown plant if a catastrophe should cause a partial or total system blackout.

         SIGECO also owns two gas fired turbine generating units with a capacity of 20,000 kW, which are used for peaking and emergency purposes only. These units are known as the Northeast Gas Turbine Units and are located northeast of Evansville, in Vanderburgh County, Indiana.

         SIGECO's transmission system consists of 817 circuit miles of 138,000 and 69,000 volt lines. The transmission system also includes 27 substations with an installed capacity of

4,013,590 kilovolt amperes. The electric distribution system includes 3,194 pole miles of lower voltage overhead lines and 221 trench miles of conduit containing 1,326 miles of underground distribution cables. The distribution system also includes 93 distribution substations with an installed capacity of 1,671,003 kilovolt amperes and 49,307 distribution transformers with an installed capacity of 2,213,998 kilovolt amperes.

         SIGECO owns and operates three underground gas storage fields with an estimated ready delivery from storage capability of 3.8 billion cubic feet of gas. The Oliver Field, in service since 1954, is located in Posey County, Indiana, about 13 miles west of Evansville; the Midway Field, in service since 1966, is located in Spencer County, Indiana, about 20 miles east of Evansville near Richland, Indiana; and, the Monroe City Field, in service since 1958, is located 10 miles east of Vincennes, Indiana.

         SIGECO's gas transmission system includes 359 miles of transmission mains, and the gas distribution system includes 2,520 miles of distribution mains.

         The only utility property SIGECO owns outside of Indiana is approximately eight miles of 138,000 volt electric transmission line which is located in Kentucky and which interconnects with Louisville Gas and Electric Company's transmission system at Cloverport, Kentucky.

         SIGECO's 33% owned subsidiary, Community, is a small gas public-utility company that has several service territories in southwestern Indiana. Much of its service territories are adjacent to or near the gas service territory of SIGECO. Community has 6,638 natural gas customers consisting of residential, commercial, industrial and public authority classes of service. Its gas distribution system includes approximately 470 miles of distribution mains. Community has no underground gas storage facilities.

         c. Indiana Energy. As of the date of the filing of this Application/Declaration, Indiana Energy directly owns no utility properties and is solely a holding company owning all of the Common Stock of its four subsidiaries.

         Indiana Gas, the principal subsidiary of Indiana Energy, supplied natural gas in 1999 to approximately 500,000 consumers in 284 communities in 48 of the 92 counties in the state of Indiana. The largest communities served are Muncie, Anderson, Lafayette-West Lafayette, Bloomington, Terre Haute, Marion, New Albany, Columbus, Jeffersonville, New Castle and Richmond. While Indiana Gas does not provide utility services in Indianapolis, it does serve the counties and communities that border that city.

         The properties of Indiana Gas used for the production, storage and distribution of gas are located solely within the State of Indiana except for pipeline facilities extending from points in northern Kentucky to points in southern Indiana by means of which gas is transported to Indiana for sale or transportation by Indiana Gas to ultimate customers in Indiana. As of September 30, 1999, these included approximately 10,948 miles of distribution mains; 512,351 meters, five reservoirs for underground storage of purchased gas with approximately 71,484 acres of land owned and/or held under storage easements with 7,310,173 Dth of gas in storage providing a daily deliverability capacity of 134,160 Dth. Indiana Gas has four liquified petroleum air gas manufacturing plants with a total daily capacity of 32,700 Dth of gas.

         Indiana Gas purchases all of its natural gas from ProLiance. Gas is transported to Indiana Gas's system by interstate pipe line suppliers under Federal Energy Regulatory Commission ("FERC") approved rate schedules.

         d. Utility Regulation. SIGECO and Community are subject to broad regulation as to rates and other matters by the IURC. When an affiliate provides services to SIGECO, SIGECO is required to file such contracts with the IURC. Indiana Gas is subject to broad regulation as to rates and other matters by the IURC. When an affiliate provides services to Indiana Gas, Indiana Gas is required to file such contracts with the IURC.

         SIGECO is subject to the jurisdiction of the FERC under the Federal Power Act with respect to wholesale electric rates and other matters. ProLiance is also subject to the jurisdiction of the FERC under the Federal Power Act, as a marketer of electric power. Indiana Gas is a local distribution company, having most of its operations covered by the Hinshaw Amendment and thus exempt from regulation by the FERC under sections 1(b) and 1(c) of the Natural Gas Act.

B.     DESCRIPTION OF THE PROPOSED TRANSACTION

         1. Merger. SIGCORP, Indiana Energy and Vectren have entered into the Merger Agreement. Pursuant to the Merger Agreement, the holders of the Common Stock of SIGCORP ("SIGCORP Common Stock") and the holders of the Common Stock of Indiana Energy ("Indiana Energy Common Stock") will become the holders of the Common Stock of Vectren ("Vectren Common Stock"), which will, upon consummation of the Merger, be the only outstanding equity securities of Vectren.

         As more fully described in the Merger Agreement, each of SIGCORP and Indiana Energy will merge with and into Vectren, with Vectren as the surviving corporation. When the Merger becomes effective (the "Effective Time"), the following shall occur pursuant to the Merger Agreement:

         (i) Each share of the capital stock of Vectren issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist, and no consideration shall be delivered in exchange therefor.

         (ii) Each share of SIGCORP Common Stock that is owned by SIGCORP or any of its subsidiaries or by Indiana Energy or any of its subsidiaries shall be cancelled and cease to exist. Each share of Indiana Energy Common Stock that is owned by Indiana Energy or any of its subsidiaries or by SIGCORP or any of its subsidiaries shall be cancelled and cease to exist. For purposes of this paragraph, "subsidiaries" are defined in Section 4.1 of the Merger Agreement.

         (iii) Each share of SIGCORP Common Stock (other than shares to be cancelled as described in the preceding paragraph) shall be converted into 1.333 shares of Vectren Common Stock. Each share of Indiana Energy Common Stock (other than shares to be cancelled as described in the preceding paragraph) shall be converted into 1 share of Vectren Common Stock. No fractional shares will be issued. Instead, each holder of SIGCORP Common Stock who would otherwise receive a fractional share of Vectren Common Stock will receive cash in payment for that fractional share based on the prevailing price on the New York Stock Exchange ("NYSE").

         The Merger Agreement also provides, among other things, that upon such conversions of shares in the Merger, all such shares of SIGCORP Common Stock and Indiana Energy Common Stock exchanged respectively for the shares of Vectren Common Stock shall be cancelled and cease to exist, and after the Merger each holder of shares of SIGCORP Common Stock and each holder of shares of Indiana Energy Common Stock shall cease to have any rights with respect thereto, except the right to receive the number of whole shares of Vectren Common Stock to be issued in consideration therefor and any cash in lieu of fractional shares. After the Effective Time, certificates representing shares of SIGCORP Common Stock and certificates representing shares of Indiana Energy Common Stock will be exchangeable for certificates representing shares of Vectren Common Stock.

         Approval of the Merger by a majority of all votes entitled to be cast by all holders of SIGCORP Common Stock and by a majority of all votes entitled to be cast by all holders of Indiana Energy Common Stock is a condition precedent to the consummation of the Merger. The Merger will be voted upon for approval by SIGCORP shareholders at a meeting to be held on December 17, 1999, and by Indiana Energy shareholders at a meeting to be held on December 17, 1999. Proxies for such meetings will be solicited pursuant to Regulation 14A under the Securities Exchange Act of 1934 (the "1934 Act"). The joint proxy statement for the shareholders meeting is included in the Registration Statement on form S-4 filed by Vectren with the Commission on November 12, 1999, and amended on November 15, 1999, for the purpose of registering under the Securities Act of 1933 (the "1933 Act") the shares of Vectren Common Stock to be issued in the Merger. The Registration Statement was declared effective on November 15, 1999. The Registration Statement and the Joint Proxy Statement/Prospectus are included as Exhibits C-1 and C-2 to this Application/Declaration.

         Vectren will apply for the listing on the NYSE of Vectren Common Stock issuable in the Merger. Approval of the listing on the NYSE, upon official notice of issuance, is a condition precedent to the consummation of the Merger. Upon consummation of the Merger, SIGCORP Common Stock and Indiana Energy Common Stock will be delisted from each exchange on which they are listed. Following the Merger, Vectren will be required to file reports with the Commission pursuant to Section 13(a) of the 1934 Act.

         Vectren proposes to account for the Merger on a "pooling-of-interests" basis under generally accepted accounting principles ("GAAP"). Use of the pooling-of-interests method is based on twelve conditions. The following is a general description of each condition and an application of each condition to the specific facts of the Merger:

         (i) Each of the combining enterprises must be autonomous. None of Vectren, Indiana Energy or SIGCORP are subsidiaries or divisions of another enterprise. Vectren, a newly formed holding company, was formed by Indiana Energy and SIGCORP to complete the Merger, and as such meets this condition as a newly formed entity which is not a successor to a part of an enterprise or to an enterprise that is otherwise not autonomous for this condition.

         (ii) Each of the combining enterprises must be independent of the other combining enterprises. Neither Indiana Energy nor SIGCORP holds an investment in the common stock of the other company. Although Indiana Energy and SIGCORP hold a common investment in the form of a previously established joint venture, the joint venture is not material to either Indiana Energy or SIGCORP.

         (iii) The combination must be effected in a single transaction or completed in accordance with a specific plan within one year after the plan is initiated. The combination will be completed in a single transaction, as described in the Merger Agreement. It is anticipated that the Merger will be completed within a year, aside from any unforeseen regulatory delays.

         (iv) An enterprise must offer and issue only common stock with rights identical to those of the majority of its outstanding voting common stock in exchange for substantially all of the voting common stock interest of another enterprise at the date the plan of combination is consummated. Vectren has one class of voting common stock outstanding. Vectren plans to exchange shares of that class for 100% of the outstanding voting common stock of Indiana Energy and SIGCORP. Indiana Energy and SIGCORP have only one class of voting common stock outstanding. Cash will be used to acquire fractional shares.

         (v) None of the combining enterprises may change the equity interest of the voting common stock in contemplation of effecting the combination either within two years before the plan of combination is initiated or between the dates the combination is initiated and consummated. Examples of changes in contemplation of effecting the combination include distributions to stockholders and additional issuances, exchanges, and retirements of securities. Neither Indiana Energy or SIGCORP changed the equity interest of its voting common stock in contemplation of the Merger within two years of the date the plan of the combination was initiated. Only normal dividends have been paid.

         (vi) Each of the combining enterprises may reacquire shares of voting common stock only for purposes other than business combinations, and no enterprise may reacquire more than a normal number of shares between the dates the plan of combination is initiated and consummated. The aggregate number of Indiana Energy shares of voting common stock which was repurchased within the last two years, the number of shares of voting common stock Indiana Energy has the authority to repurchase and the number of fractional shares which will be acquired in connection with the Merger is not expected to exceed the 10% threshold allowed under the pooling-of-interest conditions. SIGCORP does not have a common stock repurchase program.

         (vii) The ratio of the interest of an individual common stockholder to those of other common stockholders in a combining enterprise must remain the same as a result of the exchange of stock to effect the combination. The stockholders of the combining companies will receive a proportionate interest in Vectren based on the applicable exchange ratio described in the Merger Agreement.

         (viii) The voting rights to which the common stock ownership interests in the resulting combined enterprise are entitled must be exercisable by the stockholders; the stockholders may neither be deprived of nor restricted in exercising those rights for a period. There will be no restrictions on the ability of the stockholders to vote their shares of Vectren common stock received in connection with the Merger. Stockholders who are affiliates will be required to hold their shares of Vectren common stock for the required holding period.

         (ix) The combination must be resolved at the date the plan is consummated and no provisions of the plan relating to the issue of securities or other consideration may be pending. None of the parties to the Merger plan to enter any agreements to issue additional shares after the Merger is consummated.

         (x) The combined enterprise must not agree directly or indirectly to retire or reacquire all or part of the common stock issued to effect the combination. Vectren will not enter into any agreements to reacquire or retire directly or indirectly its outstanding common stock issued in connection with the Merger.

         (xi) The combined enterprise must not enter into other financial arrangements for the benefit of the former stockholders of a combining enterprise, such as a guaranty of loans secured by stock issued in the combination, that in effect negates the exchange of equity securities. Vectren will not enter into loans, guarantees or other such arrangements to or on behalf of stockholders of the combining companies.

         (xii) The combined enterprise must not intend or plan to dispose of a significant part of the assets of the combined enterprises within two years after the combination other than disposals in the ordinary course of business of the formerly separate enterprise and to eliminate duplicate facilities or excess capacity. There are no plans or agreements to spin off or otherwise dispose of assets after the Merger is consummated other than in the ordinary course of business or unless related to excess facilities.

         Under the pooling-of-interests accounting, the financial statements of SIGCORP and Indiana Energy will be combined into Vectren as though they had always been together; accordingly, the asset, liability and equity accounts of each company will be carried forward at existing amounts to the new consolidated financial statements. Reported income and expense of the separate companies for prior periods will be combined and restated as income and expense of Vectren.

         The unaudited pro forma consolidated financial statements for Vectren as of, and for the nine-month period ended, September 30, 1999 are as follows:

                               VECTREN CORPORATION

                        PRO FORMA CONDENSED BALANCE SHEET
                              AT SEPTEMBER 30, 1999
                             (THOUSANDS - UNAUDITED)

                                                   INDIANA
                                                   ENERGY             SIGCORP
                                                     (1)                (1)             PRO FORMA
                                                 (HISTORICAL)       (HISTORICAL)        COMBINED
                                                 ------------       ------------        ---------
ASSETS
CURRENT ASSETS
   Cash and Cash Equivalents ...............      $        20       $    11,648        $    11,668
   Accounts Receivable .....................           17,195            72,861             90,056
   Accrued Unbilled Revenues ...............            8,136            11,837             19,973
   Inventories .............................           10,311            40,277             50,588
   Prepayments and Other Current Assets ....           39,989            15,031             54,020
                                                  -----------       -----------        -----------
   TOTAL CURRENT ASSETS ....................           74,651           151,654            226,305
                                                  -----------       -----------        -----------
UTILITY PLANT
   Original Cost ...........................          990,780         1,360,350          2,351,130
   Less Accumulated Depreciation and
     Amortization ..........................          398,912           624,435          1,023,347
                                                  -----------       -----------        -----------
   NET UTILITY PLANT .......................          591,868           735,915          1,327,783
                                                  -----------       -----------        -----------
   OTHER INVESTMENTS AND PROPERTY ..........           89,126           159,842            248,968
                                                  -----------       -----------        -----------
   DEFERRED CHARGES AND OTHER ASSETS(3) ....           21,733            49,004             65,820
                                                  -----------       -----------        -----------
   TOTAL ASSETS ............................      $   777,378       $ 1,096,415        $ 1,868,876
                                                  ===========       ===========        ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Current Maturities of Long-Term Debt and
     Other Obligations .....................      $       180       $    54,386        $    54,566
   Notes Payable ...........................           86,521            80,990            167,511
   Accounts Payable(3) .....................           26,311            44,887             75,281
   Refunds To Customers ....................           25,905             4,196             30,101
   Accrued Taxes ...........................           12,860             5,264             18,124
   Accrued Interest ........................            1,182             6,401              7,583
   Other Current Liabilities ...............           26,386            25,094             51,480
                                                  -----------       -----------        -----------
   TOTAL CURRENT LIABILITIES ...............          179,345           221,218            404,646
                                                  -----------       -----------        -----------
DEFERRED CREDITS AND OTHER LIABILITIES
   Deferred Income Taxes ...................           60,931           147,688            208,619
   Accrued Postretirement Benefits Other
     Than Pensions .........................           28,286            13,996             42,282
   Unamortized Investment Tax Credit .......            8,383            17,730             26,113
   Other ...................................            5,625             2,451              8,076
                                                  -----------       -----------        -----------
   TOTAL DEFERRED CREDITS AND OTHER
     LIABILITIES ...........................          103,225           181,865            285,090
                                                  -----------       -----------        -----------
CAPITALIZATION
   Long-Term Debt and Other Obligations ....          183,183           284,588            467,771
                                                  -----------       -----------        -----------
PREFERRED STOCK OF SUBSIDIARY
   Redeemable ..............................               --             8,192              8,192
   Nonredeemable ...........................               --            11,090             11,090
                                                  -----------       -----------        -----------
   TOTAL PREFERRED STOCK ...................               --            19,282             19,282
                                                  -----------       -----------        -----------
   Common Stock ............................          136,760            78,258            215,018
   Retained Earnings(3)  ...................          174,865           311,281            477,146
   Accumulated Other Comprehensive Income ..               --               (77)               (77)
                                                  -----------       -----------        -----------
   TOTAL COMMON SHAREHOLDERS' EQUITY .......          311,625           389,462            692,087
                                                  -----------       -----------        -----------
   TOTAL CAPITALIZATION ....................          494,808           693,332          1,179,140
                                                  -----------       -----------        -----------
   TOTAL LIABILITIES AND SHAREHOLDERS'
     EQUITY ................................      $   777,378       $ 1,096,415        $ 1,868,876
                                                  ===========       ===========        ===========

             PRO FORMA CONDENSED STATEMENT OF INCOME FOR NINE MONTHS
                            ENDED SEPTEMBER 30, 199
                (THOUSANDS, EXCEPT PER SHARE AMOUNTS - UNAUDITED)

                                                INDIANA
                                                 ENERGY        SIGCORP        PRO FORMA
                                                (1) (2)        (1) (2)        COMBINED
                                              (HISTORICAL)   (HISTORICAL)      (3) (4)
                                              ------------   ------------     ---------
OPERATING REVENUES
   Electric Utility ......................     $     --       $238,960       $238,960
   Gas Utility ...........................      294,114         47,973        342,087
   Energy Services and Other .............        1,108        153,111        154,219
                                               --------       --------       --------
   TOTAL OPERATING REVENUES ..............      295,222        440,044        735,266
                                               --------       --------       --------
OPERATING EXPENSES
   Fuel For Electric Generation ..........           --         51,529         51,529
   Purchased Electric Energy .............           --         18,731         18,731
   Cost of Gas Sold ......................      147,754         26,826        174,580
   Cost of Energy Services and Other .....           --        150,507        150,507
   Other Operating .......................       59,483         76,403        135,886
   Depreciation and Amortization .........       30,697         33,976         64,673
   Taxes Other Than Income Taxes .........       11,634          9,781         21,415
                                               --------       --------       --------
   TOTAL OPERATING EXPENSES ..............      249,568        367,753        617,321
                                               --------       --------       --------
   OPERATING INCOME ......................       45,654         72,291        117,945
OTHER INCOME

   Equity in Earnings of Unconsolidated
     Affiliates ..........................        7,739            734          8,473
   Other - Net ...........................          157          8,609          8,766
                                               --------       --------       --------
   TOTAL OTHER INCOME ....................        7,896          9,343         17,239
                                               --------       --------       --------
   INTEREST EXPENSE ......................       12,426         18,157         30,583
                                               --------       --------       --------
   INCOME BEFORE PREFERRED DIVIDENDS AND
     INCOME TAXES ........................       41,124         63,477        104,601
   PREFERRED DIVIDEND REQUIREMENTS OF
     SUBSIDIARY ..........................           --            809            809
                                               --------       --------       --------
   INCOME BEFORE INCOME TAXES ............       41,124         62,668        103,792
   INCOME TAXES ..........................       13,649         21,630         35,279
                                               --------       --------       --------
   NET INCOME ............................     $ 27,475       $ 41,038       $ 68,513
                                               ========       ========       ========
   AVERAGE COMMON SHARES OUTSTANDING(5)...       29,848         23,631         61,348
   BASIC EARNINGS PER AVERAGE SHARE OF
     COMMON STOCK ........................     $   0.92       $   1.74       $   1.12
   DILUTED EARNINGS PER AVERAGE SHARE OF
     COMMON STOCK ........................     $   0.92       $   1.73       $   1.12

           NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

(1) Reclassifications have been made to the Indiana Energy and SIGCORP historical financial statements to conform to the presentation expected to be used by the combined companies.

(2) Indiana Energy's fiscal year ends on September 30. SIGCORP's fiscal year ends on December 31. Vectren's fiscal year will end on December 31. The financial statements for Vectren for the year in which the combination occurs will reflect the operations of the combining companies for the same reporting period as Vectren. The operating results for Indiana Energy for the period not included in the statements of income (October 1, 1999 through December 31, 1999), will be charged or credited to retained earnings, assuming the transaction is completed in the year 2000. No specific request has been filed with the IURC regarding sharing the cost savings from the Merger. The managements of Indiana Energy and SIGCORP do anticipate that customers of the utilities will realize benefits from the Merger over time. However, the managements cannot estimate the precise level of benefits at this time. In the opinion of management, the historical combined financial statements would not exhibit materially different results or trends if the results of the combining companies had been combined for identical periods.

(3) The companies have deferred approximately $4,917,000 of transaction costs associated with the Merger, including the investment banking, legal and other professional fees, pending the Merger close. The total estimated transaction costs of $9,000,000, inclusive of amounts already recorded, have been reflected as a decrease in retained earnings in the accompanying pro forma balance sheet. Further, amounts deferred of $4,917,000 were eliminated and accounts payable was increased by $4,083,000 for pro forma purposes. The expenses have not been reflected in the accompanying pro forma statements of income. Expenses directly related to the transaction may be deducted in determining the net income of the combined enterprise in the period the combination is completed. However, Indiana Energy and SIGCORP have filed with the Indiana Utility Regulatory Commission a request for approval to defer and amortize these costs in the future. If the IURC grants this request, some portion up to 100% of the transaction expenses would be deferred and amortized over a period of years.

(4) Because of the seasonal factors that affect Indiana Energy's and SIGCORP's operations, the pro forma results of operations for interim periods are not indicative of the pro forma results of operations for an annual period.

(5) The pro forma condensed financial statements reflect the conversion of each Indiana Energy common share into one Vectren common share and the conversion of each SIGCORP common share into 1.333 Vectren common shares.

         2. Option Agreements. Pursuant to the SIGCORP, Inc. Stock Option Agreement and the Indiana Energy, Inc. Stock Option Agreement, each dated as of June 11, 1999 (collectively, the "Stock Option Agreements"), SIGCORP has granted to Indiana Energy and Indiana Energy has granted to SIGCORP, the right to acquire under certain circumstances specified in the Stock Option Agreements up to 4,702,483 shares and 5,927,524 shares, respectively, of authorized but unissued common stock of the other company (the "Options") at prices of $29.70 and $22.27 per share, respectively. The exercise price is payable, at the election of the holder of either option, in cash or in shares of its common stock.

         The Options are exercisable, in whole or in part, at any time or from time to time after the Merger Agreement becomes terminable, upon the occurrence of certain events specified in the Stock Option Agreements. In each case, an event that triggers either Option (a "Trigger Event") generally involves breach of representation, warranty, covenant or agreement, failure to obtain shareholders' approval of the Merger, board withdrawal or modification of approval and third party acquisition of greater than 25% of the outstanding voting securities of the other party.

         Each Option will terminate upon the earlier of: (i) the Effective Time;
(ii) the termination of the Merger Agreement pursuant to Section 9.1 thereof (other than upon or during the continuance of a Trigger Event); or (iii) 180 days following any termination of the Merger Agreement upon or during the continuance of a Trigger Event (or if, at the expiration of such 180 day period the Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, ten business days after such impediment to exercise shall have been removed or shall have become final and not subject to appeal, but in no event under this clause (iii) later than the third anniversary of June 11, 1999).

         The Stock Option Agreements provide that neither of the Options may be exercised until all necessary regulatory approvals (including approval of the Commission pursuant to the 1935 Act) have been obtained for the acquisitions of common stock pursuant to such Options. Pursuant to Section 9(a)(2) and Rule 51 under the 1935 Act, the Applicant hereby requests the Commission to approve the transactions contemplated by the respective Stock Option Agreements to the extent required by Rule 51.

         3. Negotiations Leading to the Proposed Merger. The energy industry is undergoing consolidation and diversification of services. Each of Indiana Energy and SIGCORP has considered mergers and acquisitions as part of its strategic planning.

         On September 27, 1996, the Indiana Energy board met and discussed a strategic plan for growth through mergers and acquisitions. The Indiana Energy board identified five entities as possible merger partners or targets for acquisition, with SIGCORP the most promising of the five because:

         - a transaction with SIGCORP presented the fewest regulatory hurdles;

         -    the utility facilities were in relatively close proximity;

         - the earnings of the principal utility operations of the two companies seasonally complemented each other; and

         - the management of Indiana Energy had enjoyed a good working relationship with the management of SIGCORP.

         Since September 27, 1996, Indiana Energy has not given material consideration to potential merger partners other than SIGCORP.

         The Indiana Energy board then recommended that Indiana Energy's officers contact the officers of SIGCORP to discuss a possible merger. In September 1996, Mr. L.A. Ferger, Indiana Energy's then Chief Executive Officer, called Mr. Ronald G. Reherman, SIGCORP's Chief Executive Officer, and a meeting was scheduled between Indiana Energy and SIGCORP for October 1996.

         In October 1996, Mr. Ferger, Mr. Reherman, Mr. Niel Ellerbrook, then Indiana Energy's Vice President, Treasurer and Chief Financial Officer, and Mr. Andrew E. Goebel, then Senior Vice President and Chief Financial Officer of SIGCORP, met and discussed the possible merger of Indiana Energy and SIGCORP. They agreed to engage Deloitte Consulting LLC to assist the managements of Indiana Energy and SIGCORP in their analysis of the potential synergies that might result from the potential merger, as well as investment bankers and attorneys to consider various issues relating to a merger, all of whom were then engaged. Indiana Energy engaged Merrill Lynch, Pierce, Fenner & Smith as its investment banker and Sommer & Barnard, PC and Simpson Thacher & Bartlett as its attorneys. SIGCORP retained Goldman, Sachs & Co. as its investment banker and Winthrop, Stimson, Putnam & Roberts as its attorneys.

         The services to be provided by Deloitte & Touche Consulting LLC included:

         -    identification of required data;

         - identification by activity and quantification of potential cost savings;

         - identification of potential additional cost savings which may not be quantifiable; and

         - identification and quantification of potential costs to achieve the identified potential cost savings.

         On November 1, 1996, Mr. Ferger presented the Indiana Energy board with a preliminary status report of the continuing negotiations and an evaluation of the proposed merger of Indiana Energy and SIGCORP. The Indiana Energy board found the report favorable and as a result, on November 4, 1996, Indiana Energy and SIGCORP executed a Confidentiality and Standstill Agreement under which the parties continued their discussions.

         In December 1996, Indiana Energy and SIGCORP continued their merger discussions. The primary focus of those discussions was the identity of the Chief Executive Officer of the new company, the location of the new company's corporate headquarters and the potential synergies resulting from the merger.

         On January 22, 1997, the Indiana Energy board met and approved management's recommendation to terminate merger discussions with SIGCORP because the differences between Indiana Energy and SIGCORP appeared to be irreconcilable. At that time, the companies could not agree regarding the location of the headquarters of the new company, and the energy marketplace had not yet evolved to the point where either party had concluded that a combination was necessary for the continued success of the companies. Indiana Energy advised SIGCORP's management of the decision and the parties mutually agreed to formally terminate merger discussions. The parties notified the advisors engaged to assist them and instructed the advisors to discontinue all work related to the merger discussions.

         A second round of merger discussions between Indiana Energy and SIGCORP commenced in September 1997, when Mr. Ferger contacted Mr. Reherman to discuss reestablishing merger negotiations. Mr. Reherman indicated that he would not consider the resumption of merger discussions without obtaining the support and approval of both companies' boards of directors.

         Consequently, the Indiana Energy board met on September 22, 1997, and the SIGCORP board met in October 1997. Each board decided in favor of commencing a second round of merger discussions.

         Indiana Energy and SIGCORP started the second round of merger negotiations and began due diligence in October 1997. The parties undertook negotiations and due diligence until December 1997 when the parties, by mutual agreement, again terminated their merger discussions. The companies could not agree on the location of the headquarters of the new company and the energy marketplace still had not yet evolved to the point where either party had concluded that a combination was necessary for the continued success of the companies.

         No merger discussions were held between Indiana Energy and SIGCORP in 1998. However, a third round of merger discussions commenced in 1999. Mr. Ellerbrook and Mr. Goebel met in person on February 4, 1999 with the intent of discussing whether a merger between the two companies would be mutually beneficial. A merger between the companies was seen as a means of meeting the challenges caused by continued industry deregulation and as a means of possibly increasing the companies' shareholder values. Mr. Ellerbrook and Mr. Goebel determined that, in light of the ongoing changes in the energy marketplace, a business combination would contribute to the continued success of the companies. Accordingly, Mr. Ellerbrook and Mr. Goebel decided to start a third round of merger discussions initially focusing their energies on negotiating through the matters that had caused merger discussions to be formally terminated twice in the past, including the resolution of the location of the headquarters for the new company.

         On March 10, 1999, the Executive Committee of the SIGCORP board met and determined that it would be beneficial for the parties to reengage Deloitte Consulting LLC to assist management in updating the synergies analysis that had been prepared by management in connection with the prior merger discussions. Deloitte was not engaged to prepare and did not provide, any report, opinion or appraisal, whether written or oral, for or to the managements or the boards of directors of Indiana Energy or SIGCORP

         On March 17, 1999, Mr. Ellerbrook and Mr. Goebel met again to further discuss a business combination. Having previously reached the conclusion that a combination of the companies would contribute to the continued success of the companies, at this meeting they determined that the two primary and remaining issues to be resolved were the location of the new company's corporate headquarters and the identity of its Chief Executive Officer. The parties agreed to recommend to their respective boards of directors the following: the new company's corporate headquarters would be located in Evansville, Indiana, the location of SIGCORP's current headquarters, and the new company would be headed by Mr. Ellerbrook. Ellerbrook and Goebel further agreed to meet collectively with a few members of each company's board of directors to further discuss the proposed merger.

         On March 26, 1999, Mr. Ellerbrook, Mr. Goebel and Mr. Carl L. Chapman, Senior Vice President and Chief Financial Officer of Indiana Energy, met and agreed to reengage Deloitte Consulting LLC to assist management in updating the managements' synergies analysis. At that meeting the attendees also confirmed that the parties' strategic plans for growth were remarkably similar. On April 6, 1999, the parties executed a Confidentiality and Standstill Agreement under which negotiations were to proceed.

         On April 16, 1999, Mr. Goebel, Mr. Chapman and Mr. Richard G. Lynch, SIGCORP's Vice President of Human Resources, met with the consultant and reviewed the progress of the updating of the prior synergies analysis.

         On April 20, 1999, Mr. Ellerbrook and Mr. Goebel met with selected members of each company's board of directors (specifically, Mr. Robert L. Koch II, Mr. Richard W. Shymanski and Mr. Donald E. Smith from SIGCORP and Mr. Anton
H. George, Mr. J. Timothy McGinley and Ms. Jean L. Wojtowicz from Indiana Energy). At this meeting Mr. Ellerbrook, Mr. Goebel and the board members discussed the updated synergies analysis as well as the strategic benefits of the merger and concluded that negotiations should go forward.

         On April 23, 1999, the Executive Committee of the SIGCORP board held a meeting at which the Committee resolved in favor of continuing merger negotiations.

         On April 27, 1999, the SIGCORP board met and approved the engagement of the consultant to assist management in performing a full and current synergies analysis. On April 30, 1999, the Indiana Energy board held a meeting at which the Indiana Energy board approved the engagement of the consultant to assist management in performing a full and current synergies analysis.

         On each of May 6, 10, 13 and 25, 1999, Mr. Ellerbrook and Mr. Goebel met to discuss various issues affecting the merger, including the structure of the post-merger board of directors and the new company's management structure. These negotiations were also held through various telephone conferences in the same time period.

         On May 18, 1999, the SIGCORP board met and authorized the hiring of various professionals, including attorneys and investment bankers, to proceed with the merger and proposed a schedule of approving and executing a definitive agreement by June 11, 1999. After this meeting, members of Indiana Energy's management and SIGCORP's management continued discussions regarding the merger telephonically. Also on May 18, 1999, Mr. Jerome A. Benkert, Indiana Energy's Vice President and Controller, Mr. Chapman, Mr. Ellerbrook, Mr. Goebel, Mr. Timothy Burke, SIGCORP's Secretary/Treasurer, and Mr. Lynch met with investment bankers in Indianapolis to discuss business valuation issues.

         On June 4, 1999, the Indiana Energy board met and discussed various issues affecting the merger. Additional presentations were made to the Indiana Energy board by counsel, investment bankers and the management, with the assistance of Deloitte Consulting LLC. The Indiana Energy board decided to reconvene on June 11, 1999 to approve or disapprove the definitive agreement. On June 7, 1999, the SIGCORP board met and discussed various issues affecting the merger. Additional presentations were made to the SIGCORP board by outside counsel, investment bankers and management with the assistance of Deloitte Consulting LLC. The SIGCORP board decided to reconvene on June 11, 1999 to approve or disapprove the definitive agreement.

         On June 8, 1999, an ad hoc committee of the board of Indiana Energy met with a compensation consultant regarding Vectren.

         On June 11, 1999, the Indiana Energy board met and the SIGCORP board met and each approved the form of definitive agreement which was executed by the parties as of that date.

C.     REASONS FOR AND ANTICIPATED EFFECTS OF THE PROPOSED TRANSACTION

         Vectren believes that the Merger is a natural alliance of two companies with complementary products and services. Vectren believes the Merger will create a company that is better positioned to compete in the energy industry and expects the Merger to enhance long-term value to shareholders while providing customers with reliable service at more stable and competitive prices. Vectren expects to achieve such results by:

         (i)      offering a broad array of products and services;

         (ii)     eliminating duplicative activities;

         (iii)    reducing operating expenses and cost of capital;

         (iv)     eliminating or postponing some capital expenditures; and

         (v)      enhancing purchasing capabilities for goods and services.

         These benefits are described in greater detail in the discussion of the economies and efficiencies resulting from the Merger in Item 3.B.2.

D.     ADDITIONAL INFORMATION

         No associate company or affiliate of SIGCORP or Indiana Energy or any affiliate of any such associate company has any direct or indirect material interest in the proposed transaction except as stated herein.

ITEM 2.       FEES, COMMISSIONS AND EXPENSES

         The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the transactions contemplated herein, including the solicitation of proxies and other related matters, are estimated as follows:

Commission filing for the Registration Statement on Form S-4......................................      $342,000
Accountants' fees.................................................................................        70,000
Legal fees........................................................................................     1,700,000
Stockholder communication and proxy solicitation..................................................       150,000
NYSE listing fee..................................................................................        66,000

Exchanging, printing and engraving of stock certificates..........................................       400,000
Investment bankers' fees and expenses.............................................................     3,000,000
Consultants' Fees.................................................................................     1,500,000
Miscellaneous.....................................................................................     1,772,000

TOTAL.............................................................................................    $9,000,000


ITEM 3.       APPLICABLE STATUTORY PROVISIONS

         It is believed that Sections 9(a)(2) and 10 of the Act are applicable to the proposed transaction. To the extent that the proposed transaction is considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations thereunder other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

         SIGCORP's subsidiary, SIGECO, is both an "electric utility company" as defined in Section 2(a)(3) of the Act and a "gas utility company" as defined in
Section 2(a)(4) of the Act. SIGECO's 33% owned subsidiary, Community, is a "gas utility company" as defined in Section 2(a)(4) of the Act. Indiana Energy's subsidiaries, Indiana Gas, Terre Haute and Richmond, are "gas utility companies" as defined in Section 2(a)(4) of the Act. Indiana Gas is also a "holding company" as defined in Section 2(a)(7) of the Act with respect to Terre Haute and Richmond. Thus, all of the above companies are "public-utility companies" as defined in Section 2(a)(5) of the Act. Because Vectren will, as a result of the Merger, be indirectly acquiring five percent or more of the outstanding voting securities of each of these public-utility companies, the transaction is subject to Section 9(a)(2) of the Act. Thus the proposed transaction cannot proceed without the Commission's approval pursuant to Section 10 of the Act. The relevant statutory standards to be satisfied are set forth in Sections 10(b), 10(c), and 10(f) of the Act.

A.     SECTION 10(b)

         Section 10(b) of the 1935 Act provides that, if the requirements of
Section 10(f) are satisfied, the Commission shall approve an acquisition under
Section 9(a) unless the Commission finds that:

                  (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

                  (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

                  (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

         The Merger and the requests contained in this Application/Declaration are well within the precedent of transactions approved by the Commission as consistent with the 1935 Act. In addition, a number of the recommendations made by the Division of Investment Management (the "Division") in the report issued by the Division in June 1995 entitled "The Regulation of Public Utility Holding Companies" (the "1995 Report") support the applicants' analysis. The Commission's approval of the Merger would be consistent with previous Commission rulings and would also be consistent with the Division's overall recommendation in the 1995 Report that the Commission "act administratively to modernize and simplify holding company regulation . . . and minimize regulatory overlap, while protecting the interests of consumers and investors," since, as demonstrated below, the Merger will benefit both consumers and stockholders of Vectren, and the other federal regulatory authorities with jurisdiction over the Merger will have approved it as in the public interest.

         1.       Section 10(b)(1).

         a. Interlocking Relations. The Merger will not tend towards "interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers." Although the Merger will result, as in any transaction subject to Section 9(a)(2), in certain interlocking relations and concentration of control, they are not of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.

         Following the Merger, there will exist among Vectren and its public utility subsidiaries interlocking directors and officers only of such nature and to such extent as normally exist in public utility holding company systems among affiliated and associated companies. See CIPSCO, Inc., Holding Co. Act Release No. 25152, 47 S.E.C. Docket 174, 178 (1990). Upon completion of the Merger, it is contemplated that Niel C. Ellerbrook, who is the President and Chief Executive Officer of Indiana Energy, will be Chairman of the Board and Chief Executive Officer of Vectren. Andrew E. Goebel, who is the President and Chief Operating Officer of SIGCORP, will be President and Chief Operating Officer of Vectren. The Vectren board of directors will consist of sixteen members. Eight members will be former members of the SIGCORP board and the other eight will be former members of the Indiana Energy board.

         b. Concentration of Control. It is well settled that the public interest is to be judged primarily in the context of the problems with which the 1935 Act was designed to deal, as set forth in Section 1(b) thereof. Vermont Yankee Nuclear Power Corporation, 43 S.E.C. 693, 700 (1968), rev'd on other grounds, 413 F.2d 1052 (D.C. Cir. 1969). Viewed from this perspective, the Merger in no way contradicts the requirements of Section 10 (b)(1).

         Section 10 (b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Co., 46 S.E.C. 1299, 1309 (1978). In applying Section 10 (b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee, 43 S.E.C. at 700. As discussed below, the Merger will not create a "huge, complex, and irrational system" of a type at which the 1935 Act is directed, but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers. American Electric Power Co., 46 S.E.C. at 1307
(1978).

         When considering the issue of concentration of control pursuant to
Section 10(b)(1), the Commission "considers various factors, including the size of the resulting system and the competitive effects of the acquisition." Entergy Corp., Holding Co. Act Release No. 25952 (December 17, 1993), request for reconsideration denied, Holding Co. Act Release No. 26037 (April 28, 1994), remanded sub nom. Cajun Elec. Power Coop. Inc. v. SEC, 1994 WL 704047 (D.C. Cir. November 16, 1994).

         SIZE: As of December 31, 1998, SIGECO supplied electricity to 124,340 electric customers in Evansville and 74 other communities, and supplied gas service to 108,335 gas customers in Evansville and 64 other nearby communities. As of December 31, 1998, Indiana Gas supplied gas service to 491,000 gas customers in 281 communities in 48 of 92 counties in the State of Indiana. The Merger will bring the utility assets and operations of SIGECO and those of Indiana Gas under the common control of Vectren. The utility operations of Vectren will not create a huge, complex and irrational system. Giving effect to the Merger, (i) as of June 30, 1999, the combined unaudited assets of SIGCORP and Indiana Energy would have totaled approximately $1.76 billion, and (ii) for the year ended December 31, 1998, the combined unaudited operating revenues of the two companies would have totaled approximately $1.02 billion.

         By comparison, the Commission has approved a number of acquisitions involving larger utilities. See, e.g., Sempra Energy, Holding Co. Act Release No. 26890 (June 26, 1998); Ameren Corporation, Holding Co. Act Release No. 26809 (December 30, 1997); New Century Energies, Inc., Holding Co. Act Release No. 26748 (August 1, 1997); TUC Holding Co. Inc., Holding Co. Act Release No. 26749 (August 1, 1997); Houston Industries Inc., Holding Co. Act Release No. 26744 (July 24, 1997); CINergy Corp., Holding Co. Act Release No. 26146 (Oct. 21,
1994); Entergy Corp., Holding Co. Act Release No. 25952 (December 17, 1993); Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986).

         EFFICIENCIES AND ECONOMIES: The Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. American Electric Power Co., 46 S.E.C. at 1309. More recent pronouncements of the Commission confirm that size alone is not determinative. Thus, in Centerior Energy Corp., SUPRA, the Commission stated that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone." See also Entergy Corp., SUPRA. In addition, the Division recommended in the 1995 Report that the Commission approach its analysis of merger and acquisition transactions in a flexible manner with emphasis on whether a merger creates an entity subject to effective regulation and is beneficial for stockholders and customers as opposed to focusing on rigid, mechanical tests. 1995 Report at 73-74.

         By virtue of the Merger, Vectren will be in a position to realize the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" described by the Commission in

American Electric Power Co., 46 S.E.C. at 1309. Among other things, the Merger is expected to make possible offering of a broader array of products and services; savings through reduction of operating expenses and cost of capital; savings through elimination or postponement of certain capital expenditures; and savings through greater purchasing power. These expected economies and efficiencies from the combined utility operations are described in greater detail in Item 3.B.2 below.

         COMPETITIVE EFFECTS: As the Commission noted in Northeast Utilities, Holding Co. Act Release No. 25221, 47 SEC Docket 1270 (December 21, 1990), supplemented, Holding Co. Act Release No. 25273 (March 15, 1991), aff'd, City of Holyoke Gas & Elec. Dept. v. S.E.C., 792 F.2d 358 (D.C. Cir. 1992), the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Merger may not be consummated until the applicable waiting periods have expired or been terminated. Filings have been made with the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") under the HSR Act, describing the effects of the Merger on competition in the relevant market. The DOJ has since requested additional information.

         In addition, the competitive impact of the Merger is being fully considered by the FERC before its approval of the Merger. A detailed explanation of the reasons why the transaction will not threaten competition in relevant geographic and product markets is set forth in the joint application of SIGECO, Indiana Energy and Vectren filed with the FERC. The Commission may appropriately rely upon the FERC with respect to such matters. Entergy Corp., SUPRA, citing City of Holyoke Gas & Electric Dept. v. S.E.C., 972 F.2d at 363-64, quoting Wisconsin Environmental Decade, Inc. v. S.E.C., 882 F.2d 523, 527 (D.C. Cir.
1989).

         The Merger will result in a holding company system whose management will remain based in Indiana. Among the purposes of the Merger are (1) to foster the economic management and operations of that system by obtaining Merger-dependent cost savings and (2) to further the integration and coordination of those operations.

         Following the Merger, which will not cause any change in their regulated status, Vectren's public utility subsidiaries will continue to be subject to the oversight of the IURC. The public utility operations of SIGECO, Community and Indiana Gas will continue to be confined to the State of Indiana. In considering the Merger pursuant to Section 10(b)(1) of the Act in light of
Section 1(b)(4) thereof, there is no basis for concluding that the Merger will involve the growth or extension of a holding company that bears no relation to economies of management and operation or the integration and coordination of related operating properties.

         2.       Section 10(b)(2)--Fairness of Consideration and Fees.

         a. Fairness of Consideration. Section 10(b)(2) of the 1935 Act requires the Commission to determine whether the consideration in connection with a proposed acquisition of securities is reasonable and whether it bears a fair relation to the investment in and the earning capacity of the utility assets underlying the securities being acquired. As noted earlier, when the Merger is consummated, each share of SIGCORP Common Stock will be converted into

1.333 shares of Vectren Common Stock and each share of Indiana Energy Stock will be converted into 1 share of Vectren Common Stock.

         These ratios were reached through a process of vigorous arm's-length negotiations, accommodation, and compromise. Such negotiations were preceded by extensive due diligence, analysis and evaluation of the assets, liabilities and business prospects of each of the respective companies. As recognized by the Commission in Ohio Power Co., 44 S.E.C. 340, 346 (1970), prices arrived at through arm's-length negotiations are particularly persuasive evidence that
Section 10(b)(2) is satisfied.

         Finally, nationally recognized investment bankers for each of SIGCORP and Indiana Energy have reviewed extensive information concerning the companies and analyzed the exchange ratios employing a variety of valuation methodologies, and have opined that the exchange ratios are fair, from a financial point of view, to the respective holders of SIGCORP Common Stock and Indiana Energy Common Stock. The investment bankers' opinions are attached hereto as Exhibits H-1 and H-2. The assistance of independent consultants in setting consideration has been recognized by the Commission as evidence that the requirements of
Section 10 (b) (2) have been met. See Consolidated Natural Gas Company, Holding Co. Act Release 25040 (February 14, 1990).

         b. Reasonableness of Fees. An estimate of the fees and expenses to be paid in connection with the Merger is set forth in Item 2 hereof. The estimated amounts to be paid are fees required to be paid to governmental bodies, fees for necessary professional services, and other expenses incurred or to be incurred in connection with carrying out the Merger. Vectren believes that such fees and commissions incurred in connection with the Merger are reasonable and fair in light of the size and nature of the Merger and comparable transactions and thus meet the standards of Section 10 (b)(2).

         3. Section 10(b)(3). Section 10(b)(3) requires the Commission to determine whether the proposed Merger will unduly complicate Vectren's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of Vectren's system.

         a. Capital Structure. The corporate capital structure of Vectren after the consummation of the proposed transactions will not be unduly complicated. In the Merger, Vectren will directly acquire, by operation of law, all of the Common Stock of SIGCORP and Indiana Energy, and thus there will be no minority Common Stock interest in either such company. The existing senior debt and senior equity securities of SIGCORP and Indiana Energy will not be affected by the Merger.

         Moreover, acquisitions do not unduly complicate the capital structure of the holding company system where the acquiror's capital structure negligibly is affected and the debt-to-equity ratio of the merged holding company following the acquisition falls within the seventy-to-thirty percent of debt-to-common equity generally prescribed by the Commission. Entergy Corp., SUPRA, citing Northeast Utilities, Holding Co. Act Release No. 25221 (December 21, 1990); Georgia Power Company, 45 S.E.C. 610, 615 (1974). Furthermore, the Commission has approved common equity to total capitalization ratios as low as 27.6 percent. See Northeast Utilities, SUPRA.

         The proposed combination of SIGCORP and Indiana Energy will not unduly complicate the capital structure of the merged company. The summaries of the historical capital structures of SIGCORP and Indiana Energy as of September 30, 1999 are set forth below:


                            SIGCORP AND INDIANA ENERGY HISTORICAL CAPITAL STRUCTURES
                         (THOUSANDS - UNAUDITED FOR SIGCORP, AUDITED FOR INDIANA ENERGY)

                                                    SIGCORP                             INDIANA ENERGY
                                            $                %                      $                %
Long-term Debt (includes current
   portion)                               338,094            45.3                 183,363             37.0
Preferred                                  19,282             2.6                       -              0
Common Equity                             389,462            52.1                 311,625             63.0
                                       ----------          ------              ----------           ------
Total Capitalization                      746,838           100.0                 494,988            100.0
                                       ==========          ======              ==========           ======
Current Maturities of Long-term
    Debt                                      180                                  54,386
Short-term Debt                            80,990                                  86,521

         The pro forma combined capital structure of SIGCORP and Indiana Energy following the proposed Merger as of September 30, 1999 would have been as follows:


                VECTREN PRO FORMA CONSOLIDATED CAPITAL STRUCTURE
                             (THOUSANDS - UNAUDITED)

                                                        $                      %
        Long-term Debt
           (includes current portion)                  522,337                42.3
        Preferred                                       19,282                 1.6
        Common Equity                                  692,087                56.1
                                                 -------------              ------
        Total Capitalization                         1,233,706               100.0
                                                 =============              ======
        Current Maturities
          of Long-term Debt                             54,566
        Short-term Debt                                167,511

         As the above tables reveal, the merged company's common equity to total capitalization ratio significantly exceeds the Commission's traditionally acceptable 30 to 35 percent level.

         b. Public Interest, Interest of Investors and Consumers, and Proper Functioning of Holding Company System. Section 10(b)(3) also requires the Commission to determine whether the proposed Merger will be detrimental to the interests of the general public, investors or consumers, or the proper functioning of the combined system.

         As set forth more fully in Item 3.B.2 and elsewhere herein, the proposed Merger is expected to result in substantial cost savings and synergies, and will integrate and improve the efficiency of the operations of the parties to the transaction. The Merger, therefore, will be in the public interest and the interests of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

B.     SECTION 10(C)

         Section 10(c) of the 1935 Act provides that:

         Notwithstanding the provisions of subsection (b), the Commission shall not approve:

                  (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

                  (2) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system . . . .

         1.       Section 10(c)(1). Consistent with the standards set forth in
Section 10(c)(1) of the Act, the proposed acquisition of securities will not be unlawful under the provisions of Section 8 of the Act (inasmuch as Section 8 applies only to registered holding companies), or detrimental to the carrying out of the provisions of Section 11 of the 1935 Act, which also applies, by its terms, only to registered holding companies. This is because Vectren believes that following the consummation of the Merger it will be a holding company entitled to an exemption under Section 3(a)(1) of the 1935 Act from all of the provisions of the 1935 Act (except for Section 9(a)(2) thereof), including provisions relating to registration.

         a. Section 8 Analysis. Section 8 prohibits a registered holding company or any of its subsidiaries from acquiring, owning interests in or operating both a gas utility company and an electric utility company serving substantially the same area if prohibited by state law. Indiana law does not prohibit, or require approval or authorization of, the ownership or operation by a single company of the utility assets of electric and gas utilities serving substantially the same territory. Moreover, the IURC already regulates SIGECO, a combination electric and gas utility, and will extensively regulate the operations of SIGECO, Indiana Gas and Community. Accordingly, the Merger will not be unlawful under the provisions of Section 8.

         b. Section 11 Analysis - Integration. Section 10(c)(1) also requires that an acquisition not be detrimental to carrying out the provisions of Section 11 of the Act. Section 11(b)(1), in pertinent part, requires, with limited exceptions, a registered holding company and its subsidiaries to limit their operations to "a single integrated public-utility system."

         Section 2(a)(29)(A) of the Act defines an integrated public-utility system with respect to electric utility companies as:

                  a system consisting of one or more units of generating plants and/or transmission lines and/or distribution facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of interconnection and which under normal circumstances may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

         The existing SIGCORP electric utility system is, and following the Merger will continue to be, an integrated electric utility system. SIGECO operates in a single contiguous service territory in southwestern Indiana, and the Merger will not have any impact on the current operation of SIGCORP's electric utility system.

         Section 2(a)(29)(B) of the Act defines an integrated public utility system with respect to gas utility companies as:

                  a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

         SIGECO's gas utility operations are located in a single contiguous area in southwestern Indiana and are currently integrated. Moreover, much of Community's service territory is adjacent to or near the gas service territory of SIGECO. Indiana Gas's gas utility operations are also located in a single contiguous area and are currently integrated. The properties of Indiana Gas used for the production, storage and distribution of gas are located solely within the State of Indiana except for pipeline facilities extending from points in northern Kentucky to points in southern Indiana by means of which gas is transported to Indiana for sale or transportation by Indiana Gas to ultimate customers in Indiana. It is evident that all of SIGCORP and Indiana Energy's gas distribution operations will be in the State of Indiana. Although their service territories do not necessarily overlap, there can be little question that the State of Indiana, generally, constitutes a single area or region.

         The fact that SIGECO and Indiana Gas derive their gas supplies from common sources of supply also points to the conclusion that the combined entity would be confined to a single area or region.

         SIGECO currently purchases nearly 100% of its system supply gas requirements from the Gulf Coast production basin, particularly in the on-shore and off-shore Texas and Louisiana producing regions. With the completion of pipeline projects capable of bringing incremental volumes of gas supply from other basins into the Chicago market hub, it is anticipated that SIGECO will begin to diversify its supply portfolio. Gas being delivered to the Chicago market hub can include gas originally produced in the Mid-continent basin (Oklahoma and Kansas), the Gulf Coast basin and gas from the western Canadian basin. During the year 2000, it is expected that SIGECO will seek to purchase up to 5% of its system supply requirements from the Chicago market hub. It is further expected that by the year 2002, depending upon pricing, that up to 40% of SIGECO's system supply requirements may be purchased from this location, with the balance still coming from the Gulf Coast basin. SIGECO has contracted for firm transportation capacity on five interstate gas pipelines: Texas Gas Transmission Corporation, Midwestern Gas Transmission Company, Tennessee Gas Pipeline Company, ANR Gas Pipeline Company and Texas Eastern Transmission Corporation. SIGECO does not anticipate contracting with any upstream interstate pipelines to facilitate the purchase of gas supply at the Chicago market hub.

         Indiana Gas currently purchases approximately 50% of its total system gas supply requirements from the Gulf Coast production basin and approximately 48% from production in the Mid-continent basin. Approximately 2% of Indiana Gas's gas supplies are accessed through the Chicago market hub giving supply choice from the western Canadian basin, Michigan production basin or the Mid-continent basin. The percentage of supply basin purchases may change year to year based on pipeline transportation arrangements as well as the results from the annual Request for Proposal competitive bidding process to procure supplies. Some of the factors that influence supply basin selection are pipeline capacity availability, supply availability and price. The interstate pipelines that transport supplies from the supply basins to the Indiana Gas service territory consist of CMS Panhandle Eastern Pipeline Company, Texas Gas Transmission Corporation, ANR Pipeline Company, Texas Eastern Transmission Corporation and Midwestern Gas Transmission Company. CMS Panhandle Eastern Pipeline Company transports supplies primarily from the Mid-continent area to Indiana Gas while Texas Gas Transmission Company, ANR Pipeline Company, and Texas Eastern Transmission Corporation all transport supplies primarily from the Gulf Coast production basin to Indiana Gas. Midwestern Gas Transmission Company transports supplies from the Chicago market hub to Texas Gas Transmission Corporation at Whitesville, Kentucky for redelivery to Indiana Gas. Indiana Gas's current supply portfolio has arrangements to receive 48% of its supplies from CMS Panhandle Eastern Pipeline Company, 36% from Texas Gas Transmission Company, 11% from ANR Pipeline Company, 3% from Texas Eastern Transmission Corporation and 2% from Midwestern Gas Transmission Company.

         On a combined basis SIGCORP's and Indiana Energy's gas utility systems will meet the definition of an integrated public utility system with respect to gas utility companies found in Section (2)(a)(29)(B) of the Act. Under that definition, gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region. Both SIGCORP and Indiana Energy derive their gas supply predominantly from the Gulf Coast production basins. Furthermore, upon the completion of the pipeline projects mentioned in the discussion above, SIGCORP would be able to diversify its supply portfolio to include the same Mid-continent and western Canadian production basins that currently supply a portion of Indiana Energy's gas. Similarly, SIGCORP and Indiana Energy utilize some of the same interstate pipelines to transport their gas supplies. Among other pipelines, both SIGCORP and Indiana Energy contract with Texas Gas Transmission Company, Texas Eastern Transmission Company and Midwestern Gas Transmission Company. Therefore, under the definition of Section 2(a)(29)(B), SIGCORP and Indiana Energy's gas utility systems may be deemed to be included in a single area or region.

         The Commission has also looked to coordination of gas supply and common gas supply sources such as common pipeline suppliers and supply coming from common gas basins as an indication of an integrated gas utility system. See NIPSCO Industries, Holding Co. Act Release No. 26975 (February 10, 1999) (finding integration between gas utility companies in Indiana and Massachusetts based on coordinated gas supply departments, obtaining gas from common basins and using trading hubs). SIGCORP and Indiana Energy's combined gas system will satisfy Section 2(a)(29)(B) of the Act because it will take gas from common sources of supply. SIGECO's gas utility system and Indiana Gas's gas utility system are each interconnected with, and receive deliveries from, ANR Pipeline Company, Texas Eastern Transmission Corporation and Texas Gas Transmission Corporation. Thus, through these common interstate pipeline companies, SIGECO and Indiana Gas can access the same supply basins. Further, the parties plan to consolidate and integrate the operating departments as well as the administrative functions of the combined entity. For example, the first phase of the consolidation of the service dispatching function in the Indiana Gas service territory has been announced. Full integration of operating departments such as corporate engineering, gas control, gas system design, sales and marketing into a single organizational framework is also planned. Corporate and administrative functions will also be integrated and centralized. These functions include planning and forecasting, budgeting, tax, investor relations, treasury, human resources, corporate communications and accounting, which includes common information technology system platforms. As time goes on other customer services such as billing, call center and collections are expected to be centralized as well.

         c. Section 11 Analysis - ABC Clauses. Section 11(b)(1) permits a registered holding company to own one or more additional integrated public-utility systems only if the requirements of Section 11(b)(1)(A)-(C) (the "ABC clauses") are satisfied. The Commission has also previously held that a holding company may acquire additional utility assets that will not, when combined with its existing utility assets, make up an integrated system or comply fully with the "ABC" clauses, provided that there is de facto integration of contiguous utility properties and the holding company will be exempt from registration under Section 3(a) of the Act following the acquisition. See TUC Holding Co. Inc., SUPRA; BL Holding Corp., Holding Co. Act Release No. 26875 (May 15, 1998); and CMP Group, Inc., Holding Co. Act Release No. 26977 (February 12, 1999). The respective service territories of SIGECO and Indiana Gas are adjacent or contiguous in Indiana as shown in the map attached hereto as Exhibit E-1. Following consummation of the Merger, Vectren will provide the two systems with shared administrative services. Further, the Merger will not give rise to any of the abuses, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation, that the Act, including Section 11(b)(1), was intended to address.

         2. Section 10(c)(2). Because the Merger is expected to result in cost savings and synergies, it will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act. "The Commission has previously determined . . . that where a holding company will be exempt from registration under section 3 of the Act following an acquisition of non-integrating utility assets, it suffices for purposes of section 10(c)(2) to find benefits to one integrated system." TUC Holding Co. Inc., SUPRA at 306. The Merger clearly satisfies this requirement as it will produce benefits to the gas and electric utility businesses of the two systems.

         The Merger will produce economies and efficiencies sufficient to satisfy the standards of Section 10(c)(2) of the Act. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See in The Matter of American Electric Power Co., SUPRA at 1320-1321. Some potential benefits cannot be precisely estimated, nevertheless they too are entitled to be considered. "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., SUPRA at 775.

         The Merger is expected to yield several types of currently quantifiable benefits and savings. The parties to the Merger expect an estimated $200 million reduction in operating and capital costs over the next ten years, allowing a delay or avoidance of future rate increases. This estimate is based on synergy studies conducted by both companies with assistance from outside consultants. The $200 million cost savings over a 10-year period is based upon two categories: cost reduction and cost avoidance. Cost reductions are primarily derived from the elimination of duplicative functions, mostly through natural employee attrition and reduction of duplicative administrative operations. Cost avoidance is derived from the financial advantages available as a result of the combined company's increase in scale. Such advantages include improved terms for borrowings, a reduced need to incur debt, and an improved ability to increase customer base and market new products. A larger company should be able to encourage greater investments from outside sources of capital as well.

         Aside from this reduction in costs, there are also other benefits anticipated to result from the Merger. The Merger is expected to result in the creation of a larger Indiana-based energy company focused on local economic development, jobs and customers, with greater scale that will contribute to sustaining long-term growth as a viable energy provider. Additionally, the resulting larger company after the Merger will be capable of raising and investing the financial and intellectual capital required to develop and market products and services designed to attract and retain customers.

C.     SECTION 10(f)

         Section 10(f) provides that:

                  The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

         SIGECO, Community, and Indiana Gas are currently subject to the jurisdiction of the IURC. Indiana Energy and SIGCORP have filed a joint petition with the IURC requesting approval of the Merger. However, as more fully discussed below, in an unrelated decision issued in July 1999, the Indiana Supreme Court determined that the IURC does not have jurisdiction over holding company mergers. As a result, Indiana Energy and SIGCORP have jointly moved to have their joint petition converted from one in which preapproval of the Merger is sought to an informational/investigatory proceeding where the IURC is provided with a forum where pertinent information relating to the transaction can be submitted and reviewed.

ITEM 4.       REGULATORY APPROVALS

         Set forth below is a summary of the regulatory approvals that the applicants have obtained or expect to obtain in connection with the Merger.

A.     ANTITRUST

         Under the HSR Act and the rules promulgated thereunder by the FTC, transactions such as the Merger may not be completed unless notice has been given and information has been furnished to the Antitrust Division of the DOJ and the FTC and specified waiting period requirements have been satisfied. On July 16, 1999, Vectren, SIGCORP and Indiana Energy filed Pre-Merger Notification and Report Forms with the FTC and the DOJ under the HSR Act. The waiting period with respect to the Pre-Merger Notification and Report Forms would have expired on August 15, 1999. However, prior to such date, the DOJ requested further information. Indiana Energy and SIGCORP responded to the DOJ'S request for more information on November 24, 1999. The waiting period then expired 20 days after the requested information was furnished to the DOJ. On January 18, 2000, the DOJ officially and publicly informed Indiana Energy and SIGCORP that it had concluded its review of the proposed Merger and would not take any further action. If the Merger is not completed within twelve months after the expiration or termination of the waiting period, SIGCORP and Indiana Energy would be required to submit new notices to the DOJ and the FTC and a new waiting period would have to expire or be terminated before the Merger could be completed.

         At any time before or after the Effective Time of the Merger, the FTC or the DOJ could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Merger or seeking divestiture of substantial assets of SIGCORP or Indiana Energy or their respective subsidiaries. Private parties and state attorneys general may also bring an action under the antitrust laws under certain circumstances. Completion of the Merger is subject to no action having been instituted by the DOJ or the FTC that is not withdrawn or terminated prior to the effective time of the respective transactions.

B.     FEDERAL POWER ACT

         Section 203 of the Federal Power Act of 1935, as amended (the "Federal Power Act"), provides, among other things, that no public utility shall sell or otherwise dispose of its jurisdictional facilities or, directly or indirectly, merge or consolidate such facilities with those of any other person or acquire any security of any other public utility without first having obtained authorization from the FERC. As a result, the approval of the FERC is required in order to complete the Merger. Under Section 203 of the Federal Power Act, the FERC will approve a merger if it finds the merger to be "consistent with the public interest." in undertaking its review of a utility merger transaction, the FERC generally has evaluated (i) whether the merger will adversely affect competition, (ii) whether the merger will adversely affect operating costs and rates, (iii) whether the merger will impair the effectiveness of regulation,
(iv) whether the purchase price is reasonable, (v) whether the merger is the result of coercion and (vi) whether the accounting treatment is reasonable. However, the FERC has indicated in its new merger policy statement issued on December 18, 1996 that rather than utilizing the six-factor test described above, it will instead focus only on the following three factors: (i) the effect on competition; (ii) the effect on rates; and (iii) the effect on federal regulation. On August 13, 1999, SIGECO, Indiana Energy and Vectren filed a joint application with the FERC requesting that the FERC approve the Merger under
Section 203 of the Federal Power Act. On December 20, 1999, the FERC issued an Order Approving Disposition of Jurisdictional Facilities in Docket No. EC99-106-000, 89 FERC Paragraph 61,288. The FERC's Order found that the Merger of Indiana Energy and SIGCORP into Vectren would be consistent with the public interest because there would be no adverse effect on competition, rates or regulation.

C.     STATE PUBLIC UTILITY REGULATION

         On June 17, 1999, Indiana Energy and SIGCORP filed a joint petition with the IURC requesting approval of the Merger. The petition alleges that the Merger is in the public interest and should be approved because it enhances the financial strength of the companies; it creates an Indiana-based company better able to compete in the future; it creates opportunities to reduce costs and avoid certain capital expenditures which should delay the need for rate relief and over time result in lower rates; and it leaves intact the IURC's regulatory oversight over the two public utilities.

         On July 30, 1999, in an unrelated case, the Indiana Supreme Court issued a decision wherein it determined that the merger of two public-utility holding companies does not require authorization from the IURC. In light of that determination, and to provide the IURC with a forum to review the Merger's implications for SIGECO and Indiana Gas, on September 9, 1999, SIGCORP and Indiana Energy, together with SIGECO and Indiana Gas, voluntarily filed a joint motion to amend the petition from one requesting preapproval of the Merger to a petition requesting the IURC to convert the proceeding into an informational/investigatory proceeding, as well as for approval of a request for accounting authority to defer and amortize costs relating to the Merger. In response to this motion, the IURC established a procedural schedule for the proceeding, including a public hearing which was held on January 18, 2000.

D.     FEDERAL COMMUNICATIONS COMMISSION

         On December 6, 1999, Indiana Energy requested authority from the FCC to transfer the control over the radio license holders. The FCC licenses held by Indiana Gas, IEI Services LLC and Terre Haute Gas remain in the name of those respective companies, with the FCC granting approval to transfer the control over those companies necessary to effectuate the Merger. The FCC authorized the transfer of control for the Indiana Gas licenses on January 7, 2000. IEI Services LLC's licenses were approved on December 29, 1999. Terre Haute Gas Company was granted special temporary authority to effectuate the transfer on January 11, 2000.

         On December 23, 1999, SIGCORP filed applications with the FCC for authority to transfer control, at the parent level, of certain the radio licenses held by certain SIGCORP subsidiaries and used in daily operations. It is anticipated that the FCC will grant final orders approving the transfer within two months. However, in order to prevent delays in the closing of the SIGCORP/Indiana Energy Merger, on January 18, 2000 SIGCORP also filed two requests with the FCC for special temporary authority to effectuate the transfer. The FCC has granted one of the special temporary authorizations and it is anticipated that the other special temporary authorization will be granted within a week.

E.     OTHER

         Vectren may file other applications for, or request, certain other consents or authorizations by federal, state or municipal agencies in connection with the issuance of securities, system operations and franchises or any other activities subject to regulatory approval.

ITEM 5.       PROCEDURE

         The Applicant requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicant submits that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transaction and that the Division may assist with the preparation of the Commission's decision and/or order in this matter unless such Division opposes the matters covered hereby.

ITEM 6.       EXHIBITS AND FINANCIAL STATEMENTS

A.     EXHIBITS

EXHIBIT

A-1              Articles of Incorporation of Vectren, effective June 10, 1999.
                 (Incorporated by reference to the Joint Proxy
                 Statement/Prospectus filed as Exhibit C-2 herein, as Appendix
                 B).

A-2 Restated Articles of Incorporation of SIGCORP (Incorporated by reference to the Form S-4 Registration Statement filed February
                 23, 1995, File No. 33-57381, as Exhibit 3(a)).

A-3              Amended and Restated Articles of Incorporation of Indiana
                 Energy (Incorporated by reference to the Form 10-Q Quarterly
                 Report of Indiana Energy for the quarterly period ended
                 December 31, 1997, File No. 1-9091, as Exhibit 3-A).

B-1              Agreement and Plan of Merger dated as of June 11, 1999, among
                 Indiana Energy, SIGCORP and Vectren (Incorporated by reference to the Form 8-K Current Report of SIGCORP filed June 11, 1999,
                 File No. 1-11603, as Exhibit 2).

B-2              SIGCORP, Inc. Stock Option Agreement between Indiana Energy and
                 SIGCORP (Incorporated by reference to the Form 8-K Current
                 Report of SIGCORP filed June 11, 1999, File No. 1-11603, as
                 Exhibit 4.1).

B-3              Indiana Energy, Inc. Stock Option Agreement between Indiana
                 Energy and SIGCORP (Incorporated by reference to the Form 8-K
                 Current Report of SIGCORP filed June 11, 1999, File No.
                 1-11603, as Exhibit 4.2).

C-1 Registration Statement on Form S-4 (including all exhibits thereto) (Incorporated by reference to the Registration
                 Statement filed with the Commission on November 12, 1999 pursuant to the 1933 Act, File No. 333-90763).

C-2              Joint Proxy Statement/Prospectus (Included in Registration
                 Statement on Form S-4 filed as Exhibit C-1 herein).

D-1              Form of Pre-Merger Notification and Report Forms filed with the
                 FTC and the DOJ.

D-2              Joint Application of SIGECO, Indiana Energy and Vectren to the
                 FERC (exhibits to be filed supplementally upon request of staff).

D-3              Order of the FERC.

E-1              Map showing combined SIGECO and Indiana Gas service areas.

F-1              Preliminary Opinion of Counsel.

EXHIBIT

F-2 Past Tense Opinion of Counsel (to be filed with certificate of notification).

F-3              Opinion of counsel re:  Indiana jurisdiction.

G-1              SIGCORP Form U-3A-2, "Statement by Holding Company Claiming
                 Exemption Under Rule U-2 from the Provisions of the Public
                 Utility Holding Company Act of 1935," dated February 25, 1999
                 (Incorporated by reference to such filing, File No. 69-397).

G-2              Indiana Energy Form U-3A-2, "Statement by Holding Company
                 Claiming Exemption under Rule U-2 from the Provisions of the Public Utility Holding Company Act of 1935," dated February 23,
                 1999 (Incorporated by reference to such filing, File No.
                 69-312).

G-3              Form 10-K Annual Report of SIGCORP for the year ended December
                 31, 1998 (Incorporated by reference to such filing, File No.
                 1-11603).

G-4              Form 10-K/A Amended Annual Report of SIGCORP for the year ended
                 December 31, 1998, filed November 3, 1999 (Incorporated by reference to such filing, File No. 1-11603).

G-5              Form 10-K Annual Report of Indiana Energy for the year ended
                 September 30, 1998 (Incorporated by reference to such filing, File No. 1-9091).

G-6              Form 10-Q Quarterly Report of SIGCORP for the Quarter ended
                 September 30, 1999 (Incorporated by reference to such filing, File No. 1-11603).

G-7 Form 10-Q Quarterly Report of Indiana Energy for the Quarter ended June 30, 1999 (Incorporated by reference to such filing, File No. 1-9130).

H-1              Goldman Sachs Fairness Opinion (Incorporated by reference to
                 Joint Proxy Statement/Prospectus filed as Exhibit C-2 herein, as Appendix E).

H-2              Merrill Lynch Fairness Opinion (Incorporated by reference to
                 Joint Proxy Statement/ Prospectus filed as Exhibit C-2 herein, as Appendix D).

I-1              Form of Notice (filed previously).

B.     FINANCIAL STATEMENTS

EXHIBIT

FS-1             SIGCORP Consolidated Balance Sheet as of June 30, 1999 (see
                 Quarterly Report of SIGCORP on Form 10-Q for the Quarter ended
                 September 30, 1999 (Exhibit G-6 hereto)).

FS-2 SIGCORP Consolidated Statements of Income for its last three months (see Quarterly Report of SIGCORP on Form 10-Q for the
                 Quarter ended September 30, 1999 (Exhibit G-6 hereto)).

FS-3             Indiana Energy Quarterly Consolidated Balance Sheet as of March
                 31, 1999 (see Quarterly Report of Indiana Energy on Form 10-Q for the Quarter ended June 30, 1999 (Exhibit G-7 hereto)).

EXHIBIT

FS-4 Indiana Energy Consolidated Statements of Income for its last twelve months (see Quarterly Report of Indiana Energy on Form
                 10-Q for the Quarter ended June 30, 1999 (Exhibit G-7 hereto)).

         Financial Statements of Vectren are not included herein because it has no assets and has not engaged in any business operations.

ITEM 7.       INFORMATION AS TO ENVIRONMENTAL EFFECTS

         The Merger neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. Consummation of the Merger will not result in changes in the operations of Vectren, SIGCORP, Indiana Energy or their subsidiaries that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 28, 2000

                                        VECTREN CORPORATION


                                        By:       /s/ Niel C. Ellerbrook
                                           -----------------------------------
                                                 Chairman of the Board and
                                                  Chief Executive Officer